Exhibit 1.2

Management’s Discussion and Analysis
for the Year Ended December 31, 2009

TABLE OF CONTENTS

Introduction	1
Core Business and Strategy	2
Highlights of 2009	3
2010 Operating Outlook	5
2009 Operating Performance	8
Overview of 2009 Financial Results	18
Liquidity Position	21
Investments and Investment Income	22
Capital Resources	22
Financial Instruments	23
Asset Retirement Obligations	23
Contractual Commitments and Contingencies	23
General and Administrative	24
Exploration and Project Development	24
Non-GAAP Measures	25
Risks and Uncertainties	26
Critical Accounting Policies and Estimates	29
Future Accounting Changes	31
Subsequent Events	34
Disclosure Controls and Procedures	35
Mineral Reserves and Resources	37

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

March 22, 2010

INTRODUCTION

Management’s discussion and analysis (“MD&A”) is intended to help the reader understand the significant factors that have affected Pan American Silver Corp.’s and its subsidiaries’ (“Pan American” or the “Company”) performance and such factors that may affect its future performance.  The MD&A should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2009 and the related notes contained therein.  All amounts in this MD&A and in the consolidated financial statements are expressed in United States dollars (“USD”), unless identified otherwise.  The Company reports its financial position, results of operations and cash flows in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  Pan American’s significant accounting policies are set out in Note 2 of the Audited Consolidated Financial Statements.  Differences between Canadian and United States generally accepted accounting principles (“US GAAP”) that would have affected the Company’s reported financial results are set out in Note 20 of the Audited Consolidated Financial Statements.  This MD&A refers to various non-GAAP measures, such as “cash and total cost per ounce of silver”, which are used by the Company to manage and evaluate operating performance at each of the Company’s mines and are widely reported in the silver mining industry as benchmarks for performance, but do not have standardized meaning.  To facilitate a better understanding of these measures as calculated by the Company, we have provided detailed descriptions and reconciliations where applicable.

Except for historical information contained in this MD&A, the following disclosures are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 or are future oriented financial information and as such are based on an assumed set of economic conditions and courses of action.  Please refer to the cautionary note regarding the risks associated with forward looking statements at the back of this MD&A and the “Risks Related to Pan American’s Business” contained in the Company’s most recent Form 40F and Annual Information Form on file with the US Securities and Exchange Commission and the Canadian provincial securities regulatory authorities. Additional information about Pan American and its business activities, including its Annual Information Form, is available on SEDAR at www.sedar.com

The scientific or technical information in this MD&A, which includes reserve estimates for the Huaron, Morococha, Quiruvilca, Alamo Dorado, La Colorada, Manantial Espejo, and San Vicente properties were based upon information prepared by or under the supervision of Michael Steinmann, P.Geo., Executive Vice President Geology & Exploration and Martin G. Wafforn, P.Eng., Vice President Technical Services, who are “Qualified Persons” for purposes of National Instrument 43-101.  The resource estimates for Navidad were prepared by Snowden under the supervision of Pamela De Mark, P.Geo., Sr. Consultant Snowden Mining Industry Consultants, John J. Chulick, P. Geo., Dean K. Williams, Licensed Professional Geologist, Damian Spring, Mining Engineer, and John A. Wells, Independent Metallurgical Consultant.  Mineral resource estimates for Hog Heaven and Waterloo are based on historical third party estimates.

The Company’s 2010 budget and the resultant forecast numbers contained in this MD&A include estimates of future production rates for silver and other metals and future cash and total costs of production at each of the Company’s properties, which are forward-looking estimates.  These forecasts are based on the following key assumptions: (i) silver: $15 per ounce, gold: $975 per ounce, zinc: $1,875 per tonne ($0.85 per lb), lead: $1,875 per tonne ($0.85 per lb), and copper: $5,600 per tonne ($2.54 per lb), (ii) that we are able to ship and sell all of our 2010 production in the 2010 financial year; (iii) the Company’s forecast production for each individual mine is achieved; (iv) there is no disruption in production, increase in costs or disruption due to, among other things: natural phenomena and hazards; technological, mechanical or operational disruptions; changes in local governments, legislation, taxation or the political or economic environment; fluctuations in the price of silver, gold or base metals; fluctuations in the local currencies of those countries in which the Company carries on business; unexpected work stoppages or labour disputes; fluctuations in the price for electricity, natural gas, fuel oil, and other key supplies; or transportation disruptions.

No assurance can be given that the indicated quantities of silver and other metals will be produced, or that projected cash costs or forecast capital costs will be achieved.  Expected future production, cash costs and capital costs are inherently uncertain and could materially change over time. If actual results differ from the assumptions set out above, the Company’s mineral production and cash costs may differ materially from the forecasts in this MD&A.  Readers should review those matters discussed herein under the heading “Risks and Uncertainties” and are advised to read the “Cautionary Note regarding forward looking statements” contained herein.

CORE BUSINESS AND STRATEGY

Pan American engages in silver mining and related activities, including exploration, mine development, extraction, processing, refining and reclamation. The Company owns and operates silver mines located in Peru, Mexico, Argentina, and Bolivia. In addition, the Company is exploring for new silver deposits throughout South America and Mexico.  The Company is listed on the Toronto Stock Exchange (Symbol: PAA) and on the NASDAQ Exchange in New York (Symbol: PAAS).

Pan American was founded in 1994 with the specific intention of providing investors with the best investment opportunity to gain real exposure to silver prices.  The Company's mission is to be the largest and lowest cost primary silver mining company globally.  To realize this mission, Pan American’s strategy is to focus on growing its base of low cost silver production and silver reserves by constantly optimizing its production methods, and developing new silver deposits through acquisition and exploration.

To execute this strategy, Pan American has assembled a sector leading team of mining professionals with a depth of exploration, construction, operating, and financing knowledge that allows the Company to confidently advance early stage projects through construction and into operation.

Pan American is determined to conduct its business in a responsible and sustainable manner. The Company is focused on health and safety standards at all of our operations and we are constantly striving to improve our safety record.  We have a proactive approach to minimizing and mitigating the environmental impacts of our activities by applying prudent design and operating practices and by continuing environmental education for employees and contractors.  Pan American is committed to maintaining positive relations with its employees, the local communities and government agencies, whom we view as partners in our enterprise.

Pan American’s operational track record and strong financial position has positioned the Company to take full advantage of strategic opportunities in the silver market, when and if they arise.

Pan American’s silver production has grown for 14 consecutive years. At the end of 2009, Pan American had seven operating mines plus production from pyrite stockpiles - a considerable portfolio of quality silver producing assets providing diversification of political and operational risk. Pan American also produces significant quantities of gold and base metals as by-products to its silver mining activities. The following charts reflect the geographic diversity of our silver production and the breakdown of our revenue, by metal type, for 2009:

HIGHLIGHTS OF 2009

OPERATIONAL

Increased Silver Production to New Record

Silver production was 23.0 million ounces in 2009, an increase of 23% (4.4 million ounces) over 2008. This new record is directly attributable to smooth start-ups at the recently completed Manantial Espejo mine in Argentina and the San Vicente mine expansion in Bolivia.

Increased Gold, Zinc and Copper Production to New Records

Gold production increased to over 100,000 ounces, an increase of 297% over 2008. Zinc and copper production increased by 11% and 6%, respectively, in 2009. These new production records for the Company were primarily a result of the additional production from Manantial Espejo and San Vicente.

Decreased Cash Costs per Ounce of Silver by 7%

Consolidated cash costs in 2009 of $5.53 per ounce of silver were 7% lower than $5.97 per ounce in 2008, and well below the Company’s annual guidance of $6.00 per ounce for 2009.  This decrease in cash costs was primarily a result of ongoing cost-saving programs implemented in late 2008 and the inclusion of low-cost production from Manantial Espejo.

Robust Proven and Probable Silver Reserves

A successful exploration and resource conversion program in 2009 replaced reserves that were mined during the year and added additional reserves.  As at December 31, 2009, proven and probable reserves totaled 233.9 million ounces, an increase of 5% over the previous year (223.7 million ounces), after replacing ounces mined during 2009. For the complete breakdown of reserves and resources by property and category, refer to Section Mineral Reserves and Resources of this MD&A.

Commercial Production at Manantial Espejo

Pan American officially inaugurated the 2,000 tonne per day Manantial Espejo silver and gold mine in mid-March 2009.  Commercial production was declared in January 2009 during the first month of its operation.

Exceptional Success in Commissioning Activities at San Vicente

A smooth ramp-up of operations led to the declaring of commercial production at San Vicente in the first month of its operation, April 2009. The new 750 tonne-per day processing facility, constructed due to the discovery of the high grade Litoral vein system, contributed 2.6 million ounces of silver in 2009.  San Vicente was Pan American’s largest producer of silver in the fourth quarter of 2009, producing 1.1 million ounces.

FINANCIAL

Record Sales

Annual sales in 2009 were a record $454.8 million, an increase of 34% over 2008 sales, driven primarily by increased quantities of silver and gold sold, partially offset by lower realized base metal prices.

Record Operating Cash Flow

Cash flow from operations grew by 25% to $116.0 million in 2009.  Operating cash flow before changes in non-cash working capital was $151.7 million in 2009, a $51.8 million improvement on the comparable cash flow from 2008. The additional operating cash flow was attributable to Manantial Espejo and San Vicente, which combined to generate $50.6 million of cash flow from operations.

Record Mine Operating Earnings

Mine operating earnings in 2009 jumped to $126.0 million, an increase of 35% over the prior year, again primarily due to the contributions from Manantial Espejo and San Vicente, which combined for $45.3 million of mine operating earnings.

Equity Offering Enhances Pan American’s Financial Position

An equity offering which closed on February 12, 2009 yielded proceeds, net of underwriting fees and issue expenses, of $97.9 million, including the exercise in full of the underwriters’ over-allotment option.  The Company closed this public offering of 6,371,000 common shares at a price of $16.25 per share.  The Company expects to use the net proceeds to fund acquisitions, development programs on acquired mineral properties, working capital requirements and for other general corporate purposes.

Record Liquidity and Working Capital Position

The Company had a record cash and short term investment balance of $193.1 million and a working capital position at a record $272.3 million at December 31, 2009.  This was driven by operating cash flows and the proceeds of the equity offering described above.

BUSINESS DEVELOPMENT

The Aquiline Transaction

On October 14, 2009, Pan American and Aquiline Resources Inc. (“Aquiline”) announced that they had signed a support agreement pursuant to which Pan American would make a formal take-over bid to acquire all of the issued and outstanding shares of Aquiline and make formal take-over bids for each outstanding series of Aquiline warrants and the Aquiline convertible debenture.  Pan American’s bid for the issued and outstanding Aquiline shares was made on the basis of 0.2495 of a Pan American common share, plus 0.1 of a Pan American common share purchase warrant for each Aquiline common share. Each of these whole consideration warrants will entitle the holder to acquire one Pan American common share at a price of CAD$35.00 per Pan American common share for a period of five years.

Pan American’s bid was overwhelmingly well received by Aquiline security holders and Pan American completed the acquisition of 100% of the outstanding common shares in January 2010.

The acquisition added the world class Navidad silver development project in Chubut, Argentina to Pan American’s portfolio and will provide an opportunity for the Company to build on its recent successful mine development experience in Argentina.  There is currently a law in Chubut prohibiting open-pit mining and the use of cyanide in mining that, as currently enacted, would prohibit the economic construction and development of Navidad.  Pan American believes that it is uniquely positioned to develop Navidad because of our proven development and operating team, our exemplary community and government relations, our strong environmental and safety record, and our outstanding financial strength.  The Company intends to leverage these attributes to demonstrate to the government of Chubut that it can develop Navidad in a socially and environmentally responsible manner.

La Preciosa Joint Venture

On April 14, 2009, Pan American and Orko Silver Corp. (“Orko”) announced that they had reached an agreement outlining the terms under which they may jointly develop the La Preciosa silver project in the state of Durango, Mexico.  Pan American agreed to spend a minimum of $5.0 million in the first 12 months of the development program to maintain its interest in the joint venture, of which a minimum of $2.5 million will be spent to continue to explore the highly prospective land package that Orko brought to the joint venture.  At the date of this MD&A, Pan American has already spent 5.6 million.  In order to maintain its 55% interest in the joint venture, Pan American has agreed to conduct resource definition drilling, acquire necessary surface rights, obtain permits, prepare and deliver a feasibility study within 36 months and ultimately be responsible for capital expenditures required for the construction of a mine at La Preciosa.

2010 OPERATING OUTLOOK

This section of the MD&A provides management’s production and costs forecasts for 2010.  We also discuss the major capital projects planned for each of the operations in 2010.  These are forward-looking estimates and subject to the cautionary note regarding the risks associated with forward looking statements at the end of this MD&A.

Production Forecasts

Silver production is expected to increase 2% in 2010 to 23.4 million ounces, as compared to 2009’s production.  The planned increase is primarily due to a full year of production at the new processing facility at San Vicente and higher throughput rates at Manantial Espejo, partially offset by lower silver production at Alamo Dorado due to an expected decrease in grades.

The expected reductions in gold grades at Manantial Espejo and Alamo Dorado will likely result in lower gold production in 2010.  Zinc, lead and copper production are expected to increase in 2010 as compared to 2009’s production, due to a full year of production at San Vicente and higher throughput at Huaron.

Precious metals are expected to account for 75% of our sales in 2010, down from 79% in 2009 as base metal production is expected to increase while gold production is expected to be lower.  Our sales base will continue to be geographically diversified in 2010 with the Peruvian operations contributing 37% of expected sales, the Mexican operations 35%, Argentina 21% and Bolivia 7%.

	HUARON	MOROCOCHA	QUIRUVILCA	PYRITE STOCKPILES	ALAMO DORADO	LA COLORADA	SAN VICENTE	MANANTIAL ESPEJO	CONSOLIDATED TOTAL

PRODUCTION
Silver ounces (000's)	3,700	2,700	1,400	200	4,200	3,600	3,000	4,600	23,400
Gold ounces	1,200	1,300	1,600	-	13,700	5,300	-	62,500	85,600
Zinc tonnes	12,000	16,000	10,000	-	-	3,000	5,000	-	46,000
Lead tonnes	5,600	5,700	3,000	-	-	1,500	-	-	15,800
Copper tonnes	2,600	2,300	1,600	-	100	-	700	-	7,300

COSTS(1)
Cash costs per ounce	$8.75	$4.25	$7.00	$4.00	$6.75	$8.75	$7.00	$3.25	$6.40
Non-cash costs per ounce	$1.41	$2.63	$0.63	-	$4.69	$2.68	$3.63	$8.88	$4.13
Total costs per ounce	$10.16	$6.88	$7.63	$4.00	$11.44	$11.43	$10.63	$12.13	$10.53

(1)   Cash costs per ounce, non-cash costs per ounce and total costs per ounce are non-GAAP measurements. Please refer to section Non-GAAP Measures for a detailed reconciliation of these measures to our cost of sales.

Cash and Total Costs Forecasts

Cash costs are expected to increase to $6.40 per ounce in 2010 compared to the 2009 cash costs of $5.53 per ounce.  The increase is primarily due to lower gold production, higher energy and fuel costs, stronger local currencies and increased royalties and treatment charges which outweigh forecast increases in by-product credits due to anticipated increases in zinc, lead and copper production.  The non-cash component of our total cost per ounce is expected to remain similar to 2009 at approximately $4.13 per ounce as higher depreciation charges related to a full year of production from San Vicente are expected to be offset by a reduction in depreciation charges at La Colorada.

Capital Expenditure Forecasts

We are planning to invest $45.9 million in sustaining capital in 2010.

Capital budget (in millions)

Huaron	$8.2
Morococha	$8.6
Alamo Dorado	$1.8
La Colorada	$6.3
Manantial Espejo	$10.9
San Vicente	$7.9
La Preciosa	$1.7
Other	$0.5
Total	$45.9

In addition to sustaining capital, we also expect to invest a minimum of $5 million on infrastructure development at Morococha in 2010.

Management’s forecast for each mine’s operating performance and capital requirements in 2010 follows:

Huaron Mine

In 2010, we expect to produce 3.7 million ounces of silver at a cash cost of $8.75 per ounce. Huaron plans to increase mining and milling rates by 10% from its 2009 levels by accessing additional ore zones deeper in the mine. However, the increased throughput is expected to be offset by lower silver grades, resulting in similar silver production as achieved in 2009. The expected increase in throughput rates is expected to result in higher zinc, lead and copper production.  Despite higher throughput, production costs per dry metric tonne milled are budgeted to remain steady as compared to 2009 primarily as a result of the stronger local currency and higher mining costs.  Cash costs per ounce are expected to reduce by 12% from 2009 due to higher zinc and copper metal prices, partially offset by an increase in smelting and refining costs.

Capital spending of $8.2 million at Huaron in 2010 will allow for further development on the new 180 level, completion of the shaft “D” rehabilitation, improvements in the plant, and exploration.

Morococha Mine

In 2010, we expect to produce 2.7 million ounces of silver at a cash cost of $4.25 per ounce for Pan American 92.18% interest in Morococha.  Tonnes milled, silver and base metal grades and recoveries at Morococha in 2010 are all expected to remain similar to 2009 levels, resulting in a steady production profile.  Operating costs per dry metric tonne milled are expected to increase by 2% over 2009 costs primarily as a result of a stronger local currency in 2010.  We anticipate cash costs per ounce in 2010 to decrease to $4.25 compared to 2009’s actual cost of $6.58 due to higher zinc and copper metal by-product credits.

Morococha’s capital budget totals $8.6 million in 2010 and is largely comprised of $5.0 million planned for mine development in the Alapampa area (containing the high grade Morro Solar vein) and continuing development to the deeper zones of the Yacumina zone in addition to sustaining capital and exploration.

Quiruvilca Mine

In 2010, we expect to produce 1.4 million ounces of silver at a cash cost of $7.00 per ounce.  Our plan to initiate the process necessary to suspend operations at the Quiruvilca mine in 2009 has been deferred based on the improvement in the price environment for metals in 2009.  Our intention now is to operate the Quiruvilca mine throughout 2010 while still continuing to prepare for mine closure.  The production profile is expected to be similar to that achieved in 2009. Higher by-product credits and lower project costs are expected to more than offset the effects of a stronger local currency.  This will result in cash costs per ounce decreasing by 19% as compared to 2009.

We plan to continue short-term development to maintain operations throughout 2010, anticipating the continuation of operations beyond 2010 depending on metal prices.  As we did in 2009, we plan to expense all project expenditures at Quiruvilca in 2010.  We also plan concurrent reclamation spending of approximately $0.8 million which will be recorded against the existing asset retirement obligation on our balance sheet.

Pyrite Stockpile

In 2010, we expect to produce 0.2 million ounces of silver at a cash cost of $4.00 per ounce.  Our outlook for 2010 is based on the assumption that the La Oroya smelter restarts operations in the second quarter of 2010 and resumes the purchase of our Pyrite Stockpile material.  As there are no other likely buyers of this material, we are dependent on sales to the La Oroya smelter to report silver production from this operation.

Alamo Dorado Mine

In 2010, we expect to produce 4.2 million ounces of silver at a cash cost of $6.75 per ounce.  While we expect that Alamo Dorado will continue to process an average of 4,500 tonnes per day of ore in 2010, we anticipate a decrease in the silver and gold grades, with silver recoveries stable around 88%.  Based on these assumptions, the mine is expected to produce approximately 20% less silver and gold than it did in 2009.  We plan to decrease the mining rate from 6.0 million tonnes in 2009 to 4.8 million tonnes in 2010, of which 1.7 million tonnes are expected to be ore (strip ratio of 1.8:1).  Cash costs per ounce are expected to increase to $6.75, as lower silver grades, higher costs of caustic soda and sulphuric acid, stronger local currency and lower by-product credits from gold revenues all contribute to higher cash costs.

Capital expenditures are expected to be $1.8 million, primarily for a spare grinding mill motor and a haul truck.

La Colorada Mine

In 2010, we expect to produce 3.6 million ounces of silver at a cash cost of $8.75 per ounce.  We plan to continue shifting production from the lower-grade oxide zone in Estrella and Candelaria and expand production from the sulphide zone in Recompensa and Candelaria in 2010.  This shift, combined with the higher recovery rates in the sulphide plant are expected to result in a 4% increase in silver production, as well as increases in the production of zinc and lead, offset by lower gold production from the oxide plant.  Overall, throughput rates are expected to increase by 6% relative to 2009 as investments in mine development, particularly related to ventilation and dewatering, are enabling access to ore deeper in the mine.  Operating costs per tonne in 2010 are expected to increase over 2009’s costs due to the implications of mining deeper sulphide reserves, increased mine development for the increased throughput, a stronger local currency and expected increases in diesel fuel and energy costs.  Cash costs per ounce are expected to increase by 16% from 2009’s cash costs as a result of the higher expected operating costs, somewhat offset by higher by-product credits.

Capital expenditures at La Colorada in 2010 are expected to be $6.3 million, and are comprised mostly of expenditures related to underground mining equipment, work to complete a tailings dam raise and exploration drilling.

San Vicente Mine

In 2010, we expect to produce 3.0 million ounces of silver at a cash cost of $7.00 per ounce for Pan American’s 95% interest in San Vicente.  The 2010 plan for San Vicente contemplates the new mill operating close to design capacity of 750 tonnes per day.  Continued development of the high-grade Litoral vein is expected to deliver ore with silver grades of 417 grams per tonne and zinc grades are expected to increase to 2.65%.  Mining activities at San Vicente in 2010 are expected to contribute 14% more silver and zinc production is expected to more than double from 2009 levels.  Stabilization of throughput rates near design capacity is expected to result in a 12% decrease in operating costs per tonne.  Cash costs per ounce are expected to be similar to 2009 as the negative impact of lower silver grades is expected to be entirely offset by lower costs per tonne and higher zinc by-product credits.

The capital budget for 2010 at San Vicente is $7.9 million. The main capital projects include $3.5 million for a tailings dam raise, $0.9 million to complete the installation of the hoist and head frame and $0.8 million for a shaft deepening.

Manantial Espejo Mine

In 2010, we expect to produce 4.6 million ounces of silver at a cash cost of $3.25 per ounce. The key objectives in 2010 for Manantial Espejo are to maintain design throughput of 2,000 tonnes per day of ore averaging 225 grams per tonne of silver and to improve silver recoveries to 89%, thereby becoming Pan American’s largest silver producer in 2010.

The 2010 mine plan calls for a total of 8.4 million tonnes to be mined from open pits, including 0.5 million tonnes of ore and an additional 0.16 million ore tonnes to be mined from underground.

 Despite the expected 15% increase in throughput rates, gold head grades are expected to decrease by 22%, which will result in an 11% decline in gold production.  The drop in gold production and the resultant decline in by-product credits is the principal reason for the increase in cash costs to $3.25 per ounce.

The capital budget for 2010 totals $10.9 million with the largest capital item being $5.4 million to be spent on advancing an electrical power line.  This is an important capital project as we strive to relieve the need for relatively high-cost onsite diesel generated power.  Additional capital expenditures include completing a tailings dam raise and exploration drilling.

2009 OPERATING PERFORMANCE

The following table reflects silver production and cash costs at each of Pan American’s operations for 2009, as compared to 2008 and 2007.

	Silver Production (ounces ‘000s)			Cash Costs1 ($ per ounce)
	2009	2008	2007	2009	2008	2007

Manantial Espejo	3,783	-	-	$(0.84)	-	-
Huaron	3,563	3,628	3,827	$9.95	$8.06	$2.78
Morococha2	2,762	2,476	2,870	$5.86	$2.84	$(2.16)
Quiruvilca	1,422	1,383	1,569	$8.64	$6.61	$2.43
Pyrites Stockpiles	98	284	454	$3.78	$4.41	$3.24
Alamo Dorado	5,321	6,116	3,809	$4.51	$4.38	$4.41
La Colorada	3,468	3,911	3,964	$7.55	$8.06	$6.88
San Vicente3	2,627	875	619	$7.07	$7.57	$5.41
Consolidated Total	23,044	18,673	17,113	$5.53	$5.96	$3.42

(1) Cash costs per ounce is a non-GAAP measurement. Please refer to section Non-GAAP Measures for a detailed reconciliation of these measures to our cost of sales.
(2) Morococha data represents Pan American's 92.18% interest in the mine's production.
(3) San Vicente data represents Pan American's 95% interest in the mine's production.

The graph below pictorially presents silver production by mine in 2009 and highlights the diverse nature of Pan American’s silver production.

Pan American‘s silver production increased by 4.4 million ounces to 23 million ounces in 2009 primarily driven by new production from Manantial Espejo and San Vicente, partially offset by decreases at our Mexican operations.  Silver production in 2009 was slightly above our forecast of 22.9 million ounces, including production from Quiruvilca.  Quiruvilca operated for the full year in 2009 and contributed 1.4 million ounces to our consolidated silver production. Higher than forecast silver production at San Vicente, Alamo Dorado, La Colorada and Morococha outweighed shortfalls relative to management’s expectations at Huaron and Manantial Espejo.

Consolidated cash costs per ounce of silver were $5.53 in 2009, a 7% decline from 2008’s cash costs per ounce of $5.96.  The lower cash costs in 2009 primarily reflected the positive results of cost-saving initiatives implemented in late 2008 and the impact of adding negative cash costs at the new Manantial Espejo mine, partially offset by a drop in by-product credits at other operations as a result of the lower base metal prices in 2009.

The following table sets out the Company’s by-product production over the past three years:

	By-Product Production
	2009	2008	2007
Gold ounces	100,704	25,146	23,580
Zinc tonnes	44,246	39,811	39,074
Lead tonnes	14,328	15,974	16,284
Copper tonnes	6,446	6,069	5,650

Pan American achieved increases in gold, zinc and copper production relative to 2008, while lead production declined slightly.  Actual production in 2009 (excluding Quiruvilca), exceeded management’s forecasts in the case of gold by 18%, while zinc, lead and copper production fell short of management’s expectations (by 8%, 13% and 4%, respectively) due primarily to variations in actual grades relative to forecast grades.

A description of each mine and an analysis of their 2009 operating performance, measured against 2008 operating performance and management’s forecasts follows:

Huaron Mine

	Three months ended		Twelve months ended
	December 31,		December 31,
	2009	2008	2009	2008

Tonnes milled	177,447	159,066	699,420	732,146
Average silver grade – grams per tonne	182	206	200	194
Average zinc grade	2.56%	2.52%	2.48%	2.31%
Average silver recovery	77.9%	79.2%	79.2%	79.3%
Silver – ounces	810,358	832,556	3,562,893	3,628,490
Gold – ounces	275	287	1,235	1,552
Zinc – tones	2,844	2,591	11,198	11,047
Lead – tones	1,062	1,254	4,372	5,903
Copper – tones	531	472	2,166	1,707

Cash costs per ounce (1)	$10.73	$10.73	$9.95	$8.06
Total costs per ounce (1)	$12.27	$12.00	$11.33	$9.38

Payable ounces of silver	731,223	754,718	3,225,928	3,280,053

(1)	Cash costs per ounce and total costs per ounce are non-GAAP measurements. Please refer to section Non-GAAP Measures for a detailed reconciliation of these measures to our cost of sales.

The Huaron silver-zinc underground polymetallic mine is located 320 km northeast of Lima in the heart of the Cerro de Pasco district.  This is one of Peru's most important mining districts, accounting for more than half of the country's silver production.  Since operations began in 1912, Huaron has produced more than 228 million ounces of silver.

Pan American acquired a majority interest in Huaron in March 2000. The Company fast-tracked the project through feasibility, financing and rehabilitation to re-open the mine and commence full-scale operation in April 2001. Productivity improvements in recent years have increased available tonnage capacity to over 60,000 tonnes per month.

In 2009, Huaron’s silver production remained similar to 2008 production, however cash costs increased by 22% over the previous year. Production rates remained steady as lower throughput was largely offset by higher silver grades.

Cash costs at Huaron increased primarily due to (i) additional costs for dewatering the mine below the drainage tunnel, (ii) the impact of the closure of the La Oroya smelter, which resulted in increased treatment charges for copper concentrate, and (iii) lower by-product credits resulting from weaker base metal prices in 2009.

Silver production in 2009 was 15% below management’s forecast of 4.2 million ounces and actual cash costs were 22% higher than our forecast of $8.14 per ounce.  The reasons for the shortfall in production relative to management’s forecast were lower than planned throughput combined with lower grade ore, which were a consequence of the mine development difficulties encountered, including poor ground conditions and increased water flows.  As a result, access to higher grade ore deeper in the mine, which was anticipated in our forecast, was not fully realized in 2009. The actual cash costs in 2009 relative to forecast cash costs were negatively impacted by the development difficulties described above and by the unanticipated closure of the La Oroya smelter, partially offset by better realized by-product prices than expected.

Morococha Mine*

	Three months ended		Twelve months ended
	December 31,		December 31,
	2009	2008	2009	2008

Tonnes milled	169,003	148,867	638,805	599,174
Average silver grade – grams per tonne	155	153	156	153
Average zinc grade	3.16%	3.84%	3.24%	3.34%
Average silver recovery	87.2%	82.7%	86.1%	83.9%
Silver – ounces	733,283	605,245	2,762,064	2,475,516
Gold – ounces	320	248	1,291	1,191
Zinc – tonnes	4,499	4,749	16,942	16,677
Lead – tonnes	1,339	1,365	5,520	6,266
Copper – tonnes	470	576	2,030	2,026

Cash costs per ounce (1)	$2.36	$8.17	$5.86	$2.84
Total costs per ounce (1)	$4.98	$10.37	$8.49	$4.98

Payable ounces of silver	654,293	539,108	2,469,949	2,214,316

*	Production and cost figures are for Pan American’s share only. Pan American’s ownership changed from 89.4% to 92.18% in December 2008.

(1)	Cash costs per ounce and total costs per ounce are non-GAAP measurements. Please refer to section Non-GAAP Measures for a detailed reconciliation of these measures to our cost of sales.

Pan American acquired the Morococha mine in Peru in August 2004. Morococha is an underground, polymetallic vein mine located 50 kilometres southwest of the Company's Huaron mine.

The Morococha district has been mined continuously for more than 100 years and lies within one of the world's most prolific mineral belts for polymetallic vein systems.  Morococha hosts a very large and prolific network of veins, mantos, skarns, and other replacement ore bodies within a mineral rights package covering 110 square kilometres of concessions.

In 2009, Morococha’s silver production increased by 12% compared to 2008 production, however, cash costs increased by 108% over the previous year. The increase achieved in silver production was a combined result of higher throughput rates, silver grades and recoveries.

Cash costs at Morococha increased primarily due to the impact of the closure of the La Oroya smelter, which resulted in increased treatment charges for copper concentrate and lower by-product credits resulting from weaker base metal prices in 2009.

Silver production in 2009 was 2% above management’s forecast of 2.7 million ounces and actual cash costs were 25% lower than our forecast of $7.82 per ounce.  The reasons for the higher than expected silver production relative to management’s forecast were higher throughput and better recoveries than planned, partially offset by lower silver grades, which were a consequence of the timing of mine development around the higher-grade Morro Solar zone.  The actual cash costs in 2009 relative to forecast cash costs benefited from better realized by-product prices, higher throughput and recovery rates than expected, partially offset by the unanticipated closure of the La Oroya smelter.

Quiruvilca Mine

	Three months ended		Twelve months ended
	December 31,		December 31,
	2009	2008	2009	2008

Tonnes milled	82,357	82,707	330,030	349,022
Average silver grade – grams per tonne	159	148	155	145
Average zinc grade	3.84%	3.25%	3.80%	2.84%
Average silver recovery	86.5%	86.3%	86.3%	85.2%
Silver – ounces	364,176	339,172	1,421,897	1,382,990
Gold – ounces	424	384	1,522	1,807
Zinc – tonnes	2,774	2,307	10,993	8,263
Lead – tonnes	784	815	3,230	2,793
Copper – tonnes	407	512	1,643	2,185

Cash costs per ounce (1)	$6.26	$13.88	$8.64	$6.61
Total costs per ounce (1)	$6.85	$16.30	$9.25	$9.05

Payable ounces of silver	332,568	309,476	1,288,720	1,267,679

(1)	Cash costs per ounce and total costs per ounce are non-GAAP measurements. Please refer to section Non-GAAP Measures for a detailed reconciliation of these measures to our cost of sales.

The Quiruvilca mine is located approximately 130 kilometres inland from the coastal city of Trujillo.  Mineralization was first reported in the area in 1789, and the mine has been in continuous operation since 1926. The underground workings cover an area four kilometres long by three kilometres wide and extend more than 400 meters in depth.  Pan American has operated Quiruvilca since late 1995.

Quiruvilca’s 2009 silver production and recovery were similar to 2008 levels. Silver production remained steady as the impact of processing 5% less tonnage was offset by the benefit of higher silver grades.

Cash costs for 2009 were $8.64 per ounce, up from $6.61 per ounce a year ago, primarily reflecting the fact that all expenditures at Quiruvilca were expensed (including items that would normally have been capitalized if the operation were not being prepared for care and maintenance).  Quiruvilca’s cash costs were also negatively impacted by the closure of the La Oroya smelter as treatment charges for copper concentrate increased significantly.

As reported previously, management has activated plans to place Quiruvilca on care and maintenance and therefore management did not include any production from the mine in the Company’s consolidated 2009 forecasts.  Based on the improvement in the price environment for metals in 2009, our intention is to operate the Quiruvilca mine throughout 2010 while still continuing to prepare for mine closure depending on metal prices.

Pyrite Stockpiles

Three months ended		Twelve months ended
December 31,		December 31,
2009	2008	2009	2008

Tonnes sold	-	9,353	13,984	38,712
Average silver grade – grams per tonne	-	210	218	228
Silver – ounces	-	63,226	98,235	284,194

Cash costs per ounce (1)	$-	$3.03	$3.78	$4.41
Total costs per ounce (1)	$-	$3.03	$3.78	$4.41

Payable ounces of silver	-	31,977	50,218	146,982

(1)	Cash costs per ounce and total costs per ounce are non-GAAP measurements. Please refer to section Non-GAAP Measures for a detailed reconciliation of these measures to our cost of sales.

The silver-rich stockpiles are located in the Cerro de Pasco mining district of Peru.  Volcan Compañía Minera, a Peruvian mining company, is the largest ore producer in this district.  For many decades, Volcan's Cerro de Pasco mine accumulated silver-rich stockpiles from which the silver could not be extracted by standard metallurgical processes.  In November 2002, Pan American acquired the stockpiles and entered into an agreement to mine and sell 600,000 tonnes of the highest grade silver stockpiles to the La Oroya smelter, where the ore is used as a process flux.

In 2009, silver production from the Stockpiles was significantly below 2008 production and management’s forecast for 2009 as a direct consequence of the closure of the La Oroya smelter, which is the only buyer of this material.

Alamo Dorado Mine

Three months ended		Twelve months ended
December 31,		December 31,
2009	2008	2009	2008

Tonnes milled	432,944	339,236	1,671,257	1,478,423
Average silver grade – grams per tonne	97	149	111	149
Average gold grade – grams per tonne	0.36	0.30	0.39	0.42
Average silver recovery	85.4%	89.4%	87.7%	89.0%
Silver – ounces	1,062,582	1,441,797	5,320,637	6,115,836
Gold – ounces	4,332	3,180	18,211	16,822
Copper – tonnes	4	-	206	-

Cash costs per ounce (1)	5.07	6.18	4.51	4.38
Total costs per ounce (1)	9.81	10.80	9.12	9.02

Payable ounces of silver	1,058,770	1,438,193	5,284,037	6,100,546

(1)	Cash costs per ounce and total costs per ounce are non-GAAP measurements. Please refer to section Non-GAAP Measures for a detailed reconciliation of these measures to our cost of sales.

Alamo Dorado is an open-pit mine located in the Mexican state of Sonora, approximately 320 km from the state capital of Hermosillo.  Corner Bay Silver, a Toronto-listed exploration company, began grassroots reconnaissance of the area in 1997.  Pan American acquired Corner Bay and the Alamo Dorado project in February 2003. The mine began commercial production on April 1, 2007 after the construction of the mine, plant and related infrastructure was completed substantially on schedule and on budget by the end of 2006. The capital expenditures required for the construction of Alamo Dorado totaled approximately $80 million.

Although mill tonnage at Alamo Dorado increased by 13% in 2009 to 1.7 million tonnes, silver production decreased by 13% from 2008 production levels due to lower silver grades and recovery.

Alamo Dorado’s cash costs per ounce were $4.51 in 2009, a 3% increase from 2008’s cash costs of $4.38, due mainly to lower silver grades and recovery.

Silver production in 2009 was 11% above management’s forecast of 4.8 million ounces and actual cash costs were 29% lower than our forecast of $6.32 per ounce.  The primary reason for the higher than expected silver production relative to management’s forecast were higher throughput than planned, partially offset by slightly lower silver grades and recoveries.  The higher throughput also contributed to a 57% increase in gold production from the forecast of 11,610 ounces to 18,211 ounces produced in 2009.  The actual cash costs in 2009 relative to forecast cash costs benefited from higher realized by-product prices, higher throughput rates and a weaker local currency than expected.

La Colorada Mine

Three months ended		Twelve months ended
December 31,		December 31,
2009	2008	2009	2008

Tonnes milled	83,460	93,518	324,916	377,844
Average silver grade – grams per tonne	408	370	384	371
Average silver recovery	86.2%	86.9%	86.2%	86.4%
Silver – ounces	945,933	961,720	3,467,856	3,910,830
Gold – ounces	1,741	969	6,554	3,773
Zinc – tonnes	638	586	2,311	1,835
Lead – tonnes	288	299	1,205	1,012

Cash costs per ounce (1)	$7.66	$8.50	$7.55	$8.06
Total costs per ounce (1)	$11.31	$10.54	$11.21	$10.09

Payable ounces of silver	909,623	923,422	3,333,170	3,742,934

(1)	Cash costs per ounce and total costs per ounce are non-GAAP measurements. Please refer to section Non-GAAP Measures for a detailed reconciliation of these measures to our cost of sales.

Pan American acquired the La Colorada mine in 1998.  It consists of six contiguous blocks of exploration permits and exploitation claims totalling 2,230 hectares.

The project lies within a geologic belt known as the "faja de plata" (silver belt) that extends for 800 km along the Sierra Madre Mountains and is defined by prolific silver deposits that make Mexico the largest silver producing country in the world.  The exploration success achieved at La Colorada in 2009 illustrates the excellent potential for extending reserves through discovery and additional development.

In 2009, La Colorada’s silver production decreased by 11% compared to 2008 production, however, cash costs declined by 6% over the previous year. The decrease in silver production levels was a result of a 14% drop in throughput rates, partially offset by slightly higher silver grades.

Cash costs at La Colorada declined in 2009 primarily due to higher by-product credits as a result of increased gold and base metal production.

Silver production in 2009 was 4% above management’s forecast of 3.35 million ounces and actual cash costs were 6% lower than our forecast of $8.01 per ounce.  The reason for the higher than expected silver production relative to management’s forecast was higher throughput than planned, partially offset by lower silver grades and recoveries.  The actual cash costs in 2009 relative to forecast cash costs benefited from higher realized by-product prices, higher throughput rates and a weaker local currency than expected.

San Vicente Mine*

Three months ended		Twelve months ended
December 31,		December 31,
2009	2008	2009	2008

Tonnes milled	60,747	26,977	167,006	93,591
Average silver grade – grams per tonne	595	472	537	348
Average zinc grade	2.42%	2.74%	2.26%	2.72%
Average silver recovery	92.0%	89.8%	91.0%	83.6%
Silver – ounces	1,069,572	360,846	2,626,774	875,083
Zinc – tonnes	1,135	576	2,803	1,989
Copper – tonnes	170	48	401	152

Cash costs per ounce (1)	$6.56	$6.10	$7.07	$7.57
Total costs per ounce (1)	$8.72	$6.99	$9.51	$8.75

Payable ounces of silver	1,005,014	330,319	2,458,600	790,320

*	Commercial production from the new processing facility commenced on April 1, 2009.

(1)	Cash costs per ounce and total costs per ounce are non-GAAP measurements. Please refer to section Non-GAAP Measures for a detailed reconciliation of these measures to our cost of sales.

The San Vicente silver-zinc mine is located in the Bolivian Andes. More than 20 bonanza type silver-zinc veins are known to occur over an area of 1.5 kilometres on surface and extend to at least 200 meters in depth.  The project consists of 15 mining concessions totalling 8,159 hectares.

San Vicente was operated from 1972 to 1993 by COMIBOL, the Bolivian state mining company.  In 1999 Pan American optioned the project from COMIBOL under a joint venture agreement.  In June 2007 Pan American increased its ownership interest by 40% to 95%.  Over the past several years, mining operations at San Vicente were conducted on a limited basis, where ore was trucked to a small third party mill for processing.  Given the discovery of the high grade Litoral vein system, Pan American decided in mid-2007 to invest in constructing its own 750 tonne-per-day processing facility and to increase the production rates. Commissioning activities proceeded smoothly since the April 2009 start-up leading the Company to declare commercial production in the very first month of operation.  The total investment to expand San Vicente and build the new processing facility was approximately $72 million, excluding recoverable VAT taxes. The San Vicente mine performed exceptionally well in 2009 and became Pan American Silver’s largest silver producer for the fourth quarter of 2009.

In 2009, San Vicente’s silver production increased by 200% compared to 2008 production, and cash costs declined by 7% over the previous year. The increase achieved in silver production levels were a combined result of much higher throughput rates, silver grades and recoveries as the new processing facility ramped up successfully.  Cash costs at San Vicente decreased due to better efficiencies in the new mill, partially offset by lower by-product credits per ounce resulting from weaker base metal prices in 2009.

Silver production in 2009 was 38% above management’s forecast of 1.9 million ounces and actual cash costs were in line with the forecasted costs of $6.98 per ounce.  The reasons for the higher than expected silver production relative to management’s forecast were significantly higher grades and recoveries than planned, partially offset by lower throughput, which was a consequence of the timing of completion of construction relative to mine ore extraction sequencing.  The actual cash costs in 2009 relative to forecast cash costs benefited from better realized by-product prices offset by lower than expected zinc production on account of lower grades, recovery and throughput than expected.

Manantial Espejo Mine*

Three months ended		Twelve months ended
December 31,		December 31,
2009	2008	2009	2008

Tonnes milled	188,149	-	632,949	-
Average silver grade – grams per tonne	186	-	209	-
Average gold grade – grams per tonne	3.63	-	3.79	-
Average silver recovery	87.9%	-	87.6%	-
Silver – ounces	1,006,823	-	3,783,183	-
Gold – ounces	19,533	-	71,892	-

Cash costs per ounce (1)	0.11	-	(0.84)	-
Total costs per ounce (1)	9.12	-	8.19	-

Payable ounces of silver	1,005,313	-	3,777,508

*	Commercial production commenced on January 1, 2009.

(1)	Cash costs per ounce and total costs per ounce are non-GAAP measurements. Please refer to section Non-GAAP Measures for a detailed reconciliation of these measures to our cost of sales.

Reconnaissance exploration on the Manantial Espejo property was first carried out in the 1970s by the Argentinean government.  In 2002, the Company acquired a 50% interest in the project and in March 2006, the Company negotiated and entered into a purchase agreement for the remaining 50% interest, thus becoming a 100% owner of the Manantial Espejo project.

In March 2006, Pan American completed a feasibility study and the 43-101 Technical Report for the Manantial Espejo Project, based upon a combination open pit and underground mine plan, and a conventional milling and leaching circuit with a design capacity of 2,000 tonnes per day.  In the same month, the Company’s board of directors approved a project to construct the Manantial Espejo mine, which was completed in December 2008.  The mine achieved an outstanding start-up performance and in its first full year of commercial production, produced 3.8 million ounces of silver and over 70 thousand ounces of gold.  Cash costs for 2009 were negative $0.84 per ounce.

Silver production in 2009 was 12% below management’s forecast of 4.3 million ounces, however, gold production exceeded management’s forecast of 62 thousand ounces by 16% and resulted in cash costs that were significantly below management’s forecast of $2.25 per ounce.  The reasons for the lower silver production but higher gold production were lower silver grades and recoveries, while the reverse was true of actual gold production compared to management’s forecast.  The actual cash costs in 2009 relative to forecasted cash costs benefited from higher realized gold prices and higher gold production than expected.

OVERVIEW OF 2009 FINANCIAL RESULTS

The table below sets out highlights of Pan American’s quarterly results, expressed in thousands of US dollars (except for per share detail), for the past 12 quarters, together with select balance sheet information for the prior three years.

	QUARTERS ENDED (UNAUDITED)				YEARS ENDED

2009	MARCH 31	JUNE 30	SEPT. 30	DEC. 31	DEC. 31
Net income (loss) for the period	$6,610	$10,208	$17,375	$27,805	$61,998
Net income (loss) per share - Basic	$0.08	$0.12	$0.20	$0.31	$0.71
- Diluted	$0.08	$0.12	$0.20	$0.31	$0.71
Sales	$70,406	$111,392	$118,608	$154,406	$454,812
Mine operating earnings*	$10,474	$23,490	$34,708	$57,334	$126,006
Income tax provision	$(2,350)	$(2,694)	$(7,483)	$(15,229)	$(27,756)
Cash Flow from (used in) operations	$(5,375)	$32,034	$37,099	$52,210	$115,968

Other financial information:
Total Assets					$1,848,609
Total long-term financial liabilities					$389,383
Total Shareholders Equity					$1,343,790

2008	MARCH 31	JUNE 30	SEPT. 30	DEC. 31	DEC. 31
Net income (loss) for the period	$30,157	$21,357	$6,404	$(33,316)	$24,602
Net income (loss) per share - Basic	$0.38	$0.26	$0.08	$(0.41)	$0.31
- Diluted	$0.38	$0.26	$0.08	$(0.41)	$0.30
Sales	$108,750	$104,079	$79,493	$46,278	$338,600
Mine operating earnings (losses)*	$48,375	$39,259	$15,469	$(9,884)	$93,219
Income tax (provision) recovery	$(14,497)	$(12,451)	$(5,988)	$8,506	$(24,430)
Cash Flow from (used in) operations	$20,964	$52,654	$24,262	$(4,895)	$92,985

Other financial information:
Total Assets					$873,383
Total long-term financial liabilities					$102,715
Total Shareholders Equity					$685,641

2007	MARCH 31	JUNE 30	SEPT. 30	DEC. 31	DEC. 31
Net income for the period	$20,435	$18,472	$23,891	$26,062	$88,860
Net income per share - Basic	$0.27	$0.24	$0.31	$0.34	$1.16
- Diluted	$0.26	$0.23	$0.30	$0.33	$1.12
Sales	$48,057	$79,211	$87,907	$85,889	$301,064
Mine operating earnings*	$14,874	$31,417	$29,125	$28,859	$104,275
Income tax provision	$(2,600)	$(10,160)	$(6,246)	$(599)	$(19,605)
Cash Flow from operations	$2,262	$18,168	$20,223	$26,708	$67,361

Other financial information:
Total Assets					$762,903
Total long-term financial liabilities					$99,219
Total Shareholders Equity					$599,617

*	Mine operating earnings/(losses) is equal to sales less cost of sales less depreciation and amortization, which is considered to be substantially the same as gross margin.

Note: The Company did not declare or pay any dividends during the historic periods under review. The Company announced its first dividend on February 15, 2010.

Statement of Operations

Net income for 2009 was $62 million, compared to net income of $24.6 million for 2008.  Basic earnings per share for 2009 were $0.71 compared to $0.31 in 2008.  The significant increase in net income was primarily due to improved operating results which were attributable to the commencement of production at Manantial Espejo and San Vicente in 2009.

Earnings for 2009 were reduced by the following items:  (i) a non-cash, doubtful debt provision of $4.4 million due to the uncertainty in collecting a long term receivable from Doe Run Peru, (ii) a non-cash fair value charge of $2.2 million for a delay in recovery of the long-term VAT receivable in Argentina, and (iii) a donation of $2.3 million to the University of British Columbia for the construction of an earth science building.  Earnings for 2008 included the following material items:  (i) a write-down of the Quiruvilca mine of $15.1 million, (ii) foreign exchange losses of $8.8 million, and (iii) other expenses of $4.7 million related to reductions in personnel.

Sales in 2009 were a record $454.8 million, an increase of 34% over the 2008 sales.  This increase was driven primarily by increased quantities of silver and gold sold, with a partial offset from lower base metal prices.

Mine operating earnings, defined as sales less cost of sales and depreciation and amortization, jumped to $126.0 million in 2009, an increase of 35% over the prior year.  This change was from the combined effect of an increase in sales, as described above, partially offset by higher cost of sales and depreciation and amortization charges.

Cost of sales for the year was $245.6 million, a 23% increase from the $199.0 million realized in the same period last year.  This increase was a result of greater quantities of silver and gold production sold.  The Company continued to focus on cost control initiatives implemented in 2008 and benefited from general reductions in the cost to purchase energy, local currencies, and consumables at all operations.

Depreciation and amortization charges of $83.2 million in 2009 were 79% higher than the $46.3 million recorded in 2008.  This increase was attributable to the additional depreciation charges that resulted from the commencement of commercial production at Manantial Espejo and San Vicente.

Income tax provision for 2009 amounted to $27.8 million compared to $24.4 million in 2008.  The increased income tax provision was due to higher taxable income generated in Peru and Argentina relative to the prior year.

At the end of 2009 and at the date of this MD&A, the amount owed to the Company by Doe Run Peru (“DRP”) was approximately $8.8 million. The Company established a doubtful debt provision of $4.4 million of the amount receivable in Q2 2009 and, in addition, reclassified the remaining receivable balance of $4.4 million from current assets into long term assets on its consolidated balance sheet. This reclassification reflects the Company’s current expectation that the remaining receivable balance of $4.4 million owed by DRP may not be recovered within the next twelve months, and in recognition of that expectation, the Company recorded an additional charge of $0.6 million in Q2 2009 related to the negative present value impact of the expected delay in the recovery of the DRP receivable.  The Company believes that the circumstances surrounding DRP do not warrant any further changes to the accounting treatment in 2009 and the Company remains optimistic that the La Oroya smelter will resume operations in the first half of 2010.

Cash Flow

Operating activities generated $116.0 million in 2009, a new record for the Company, compared to $93.0 million generated by operations in 2008, which was the previous record operating cash flow.  Before changes in non-cash working capital items, which used $35.7 million in 2009 (2008 - $6.9 million), cash flow from operations in 2009 was $151.7 million (2008 - $99.9 million).  The increase in operating cash flow in 2009 was primarily due to the additional operating cash flow from Manantial Espejo and San Vicente, which contributed operating cash flow, before changes in non-cash working capital items of $45.5 million and $21.9 million, respectively.

Investing activities used $146.3 million in 2009, inclusive of $80.1 million invested in short term investments.  The balance of investing activities primarily consisted of final construction related expenditures at Manantial Espejo of $13.5 million, while $19.0 million was spent to complete the expansion at San Vicente.  Sustaining investments in property, plant, and equipment were made at Morococha, Huaron, and La Colorada where $8.1 million, $7.0 million and $3.1 million were spent, respectively.  In addition, $12.4 million was paid as refundable VAT tax in Argentina and Bolivia.

Investing activities used $168.8 million in 2008 and were dominated by construction expenditures at Manantial Espejo of $126.4 million, while $54.6 million was spent on the expansion at San Vicente.  In addition, significant investments in property, plant, and equipment were made at Morococha, La Colorada, Huaron, and Quiruvilca where $18.8 million, $11.9 million, $13.5 million, and $5.3 million were spent, respectively. Partly funding these expenditures and included in investing activities in 2008 was the sale of $62.8 million of short-term investments and the receipt of $12.2 million from the sale of our interest in other mineral assets.

Financing activities in 2009 generated $104.1 million, primarily from proceeds of the public offering of common shares in February 2009 when the Company issued 6.37 million common shares at a price of $16.25 per share, for proceeds of $98.3 million, net of underwriting fees and issue expenses. Financing activities also included contributions from minority shareholders in the San Vicente project and short term concentrate advances of $5.7 million.

Financing activities in 2008 generated $50.7 million including proceeds from the exercise of warrants and share options of $50.8 million.  Also included are contributions from minority shareholders in the San Vicente project and short term loans of $2.5 million, partially offset by $2.6 million in dividends paid to minority shareholders of the entity that operates the Morococha mine in Peru.

Statement of Operations: Q4 2009

Net income during the fourth quarter of 2009 (Q4 2009) was $27.8 million or $0.31 per share compared to a net loss of $33.3 million or $0.41 per share for the comparable period in 2008.  The improvement in earnings was a result of significantly better operating results resulting from higher quantities of silver and gold sold at increased metal prices.

Earnings for the period were negatively impacted by the following items:  (i) a non-cash fair value charge of $2.2 million for a delay in recovery of the long-term VAT receivable in Argentina; (ii) a donation of $2.3 million to the University of British Columbia for the construction of an earth science building; and (iii) $4.6 million in exploration activities, mainly at La Preciosa.

Sales during Q4 2009 were $154.4 million, a significant increase from the $46.3 million of sales in the same period last year.  This 234% increase in sales was driven primarily by increased quantities of silver and gold sold and considerably higher metal prices.

Mine operating earnings rose to $57.3 million, a dramatic improvement from a $9.9 million loss in the same quarter last year.  This increase was a result of increased sales in Q4 2009, as described above, and partially offset by increases in the cost of sales and the charges for depreciation and amortization.

Cost of sales for Q4 2009 of $72.7 million increased by 67% from $43.6 million in the comparable period last year.  This increase was a result of greater quantities of silver and gold production sold.

Depreciation and amortization charges for Q4 2009 increased to $24.4 million from $12.5 million in Q4 2008.  Production from Manantial Espejo and increased production from San Vicente were again the primary reason for this upward trend.

Income tax provision during Q4 2009 amounted to $15.2 million compared to a $8.5 million benefit in Q4 2008.  The income tax expense resulted primarily from taxable income generated in all the jurisdictions the Company operates in and a $1.9 million adjustment resulting from a Mexican tax legislation change in Q4 2009.

Cash Flow: Q4 2009

Cash flow generated from operating activities in Q4 of 2009 was $52.2 million compared to cash used in operating activities of $4.9 million in the comparable quarter of 2008.  Operating cash flow in Q4 of 2009 was positively impacted by significantly higher metal prices and by operating cash flow from Manantial Espejo and San Vicente, neither of which were in operation in Q4 of 2008.

Investing activities in Q4 of 2009 used $17.9 million, including the investment of $6.3 million in short term investments.  Aggregate sustaining capital expenditures of $7.6 million were spent during the quarter at all operations and an additional $1.9 million was paid as refundable VAT in Argentina and Bolivia.  The Company also spent approximately $3.3 million on cost associated with closing the Aquiline transaction in the quarter.  Cash used in investing activities in Q4 of 2008 was $34.3 million, mainly to complete the construction of Manantial Espejo, where $26.4 million was spent, and to advance the expansion of San Vicente, where $22.6 million was spent during the quarter.  The Company also invested approximately $11.5 million at the other operations in Q4, offset in part by sales of short term investments of $23.3 million.

In Q4 of 2009, cash generated by financing activities totalled $1.0 million and was comprised of advances against concentrate shipments.

LIQUIDITY POSITION

The Company’s cash balance at December 31, 2009 was $100.5 million, which was an increase of $73.7 million from the balance at December 31, 2008.  The balance of the Company’s short-term investments at December 31, 2009 was $92.6 million, an increase of $89.3 million from a year ago. This increase in liquidity in 2009 resulted primarily from cash generated by operating activities of $116.0 million in addition to net proceeds of $98.0 million from the public offering of common shares in February, partially offset by capital expenditures on property plant and equipment of $67.3 million which includes $14.6 million in refundable VAT payments.  The Company does not own any asset-backed commercial paper in its investment portfolio.

Working capital at December 31, 2009 was $272.3 million, an increase of $177.2 million from the prior year-end’s working capital of $95.1 million.  The increase in working capital was mainly due to the $163 million increase in cash and short-term investments, plus a net increase in inventories and other current asset accounts of $35.1 million, partially off-set by increases in accounts payable and other current liabilities of $20.9 million.  The increase in inventories is mainly a result of additions at Manantial Espejo and San Vicente as a consequence of commercial production at those mines.  The increase in current liabilities is also primarily a result of operating activities at Manantial Espejo and San Vicente as well as significantly higher taxes payable as a result of an increase in current taxable income generated.

On October 10, 2008, Pan American entered into a $70 million revolving credit facility (“the Facility”) with Scotia Capital and Standard Bank Plc (“the Lenders”). The purpose of the Facility is for general corporate purposes, including acquisitions.  The Facility, which is principally secured by a pledge of Pan American’s equity interests in its material subsidiaries, has a term of four years.  The interest margin on drawings under the Facility ranges from 1.25% to 2.00% over LIBOR, based on the Company’s net debt to EBITDA ratio.  Pan American has agreed to pay a commitment fee of between 0.55% and 0.375% on undrawn amounts under the Facility, depending on the level of drawings and the Company’s net debt to EBITDA ratio.  Pan American has the ability to increase the Facility amount to $100 million by receiving additional commitments from one or more banks acceptable to the Lenders.  To the date of this MD&A, the Company has not made any drawings under the Facility.

Pan American plans to invest $50.9 million in capital projects in 2010, split between sustaining capital of $45.9 million and $5.0 million in capital for infrastructure development at Morococha. Please refer to the “2010

Operating Outlook” section of this MD&A for a more detailed description of the capital expenditures planned for each mine in 2010.  Alternatives for financing our future capital needs include our significant liquidity position, future operating cash flow, unutilized credit facility and the proceeds of exercised share options.  In the opinion of management, based on the Company’s current liquidity position and the operating cash flows that are expected in 2010 of approximately $130 million, the Company’s liquid assets will be sufficient to discharge liabilities as they come due and to fund planned project development and sustaining capital expenditures in 2010.

The impact of inflation on the Company’s financial position, operational performance, or cash flows over the next twelve months cannot be determined with any degree of certainty.

INVESTMENTS AND INVESTMENT INCOME

Pan American’s investment objectives for its cash balances are to preserve capital, to provide liquidity and to maximize return.  The Company’s strategy to achieve these objectives is to invest excess cash balances in a portfolio of primarily fixed income instruments.  Market conditions are reviewed constantly and value is added through interest rate anticipation, sector allocation, and security specific valuation.  Custody of securities and cash balances, as well as trading activities may be delegated to various financial institutions.

Investment income for 2009 totalled $6.8 million (2008: $2.7 million) and was primarily made up of interest generated by the Company’s short-term investment portfolio.

CAPITAL RESOURCES

Shareholders’ equity at December 31, 2009 had a balance of $1,343.8 million (2008: $685.6 million).  The Company issued 24.3 million shares during the year, 17.9 million of which were related to the Aquiline transaction and an additional 6.4 million shares in connection with a public offering.  During 2009, Shareholders’ equity was increased by net income for the period of $62.0 million.  Shareholders’ equity was further increased in 2009 by the issuance of warrants in connection with the Aquiline acquisition, which resulted in a $43.2 million increase in contributed surplus.

The following table sets out the common shares, warrants and options outstanding as at December 31, 2009:

Outstanding as at December 31, 2009 (in thousands)
Common shares	105,117
Warrants	7,703
Options	1,469
Total	114,289

As at December 31, 2009, the Company had 105.1 million common shares outstanding for a share capital of $1,206.6 million. The basic weighted average number of common shares outstanding was 87.6 million shares for the year and 88.3 million shares for the quarter ended December 31, 2009.

As of March 19, 2010, the total number of shares outstanding was 106,903,990.

Expiry dates on the warrants range from October 2011 to December 2014, and exercise prices range from CAD$10.02 to CAD$52.10. All outstanding warrants were exercisable at an average weighted exercise price of CAD$33.56 and the weighted average remaining life of the warrants was 57 months.

As at December 31, 2009, the Company had 1.5 million stock options outstanding, with exercise prices in the range of $5.00 and $48.10.  All vested stock options were exercisable at an average weighted exercise price of $29.66 per share and a weighted average life of 27 months.

FINANCIAL INSTRUMENTS

From time to time, Pan American mitigates the price risk associated with its base metal production by committing some of its forecasted production under forward sales or option contracts.  At December 31, 2009, the Company had no outstanding base metal positions.  During January and February 2010, the Company entered into zinc option contracts for 3,850 tonnes, which have the effect of ensuring a price between $2,000 and $2,600 per tonne on that quantity of zinc, settling monthly during 2010.  For the same period, the Company has also entered into lead option contracts for 1,375 tonnes, which have the effect of ensuring a price between $1,800 and $2,100 per tonne on that quantity of lead, settling monthly during 2010.  At the date of this MD&A, the positions had a negative mark-to-market valuation of $0.3 million.

Approximately half of the Company’s operating and capital expenditures are denominated in local currencies other than the US dollar.  These expenditures are exposed to fluctuations in US dollar exchange rates relative to the local currencies.  From time to time, the Company mitigates part of this currency exposure by accumulating local currencies or by entering into contracts designed to fix or limit the Company’s exposure to changes in the value of local currencies relative to US dollars.  At December 31, 2009 and at the date of this MD&A, the Company had no outstanding foreign currency contracts.

The Company recorded a gain on commodity and currency contracts of $1.9 million in 2009, compared to a loss of $1.6 million in 2008.  The gain in 2009 was comprised of a mark-to-market unrealized gain of $3.6 million, offset by a realized loss of $1.7 million.  The loss in 2008 was attributed to the net impact from the strengthening of the US dollar relative to MXN and PEN and the Company’s base metal positions resulting from declines in the prices of zinc and lead.

ASSET RETIREMENT OBLIGATIONS

The estimated future reclamation and remediation costs are based principally on legal and regulatory requirements.  The asset retirement obligation is measured using management’s assumptions and estimates for cash outflows.  The Company accrues these costs initially at their fair value, which are determined by discounting costs using the credit adjusted risk-free interest rate. Upon recognition of a liability for an asset retirement obligation, the Company capitalizes these costs to the related mine and amortizes it over the life of each mine on a unit-of-production basis.  Changes due to the passage of time are recognized as an increase in the liability and an accretion expense.

At December 31, 2009 the amount accrued to settle the Company’s asset retirement obligation was $62.8 million (2008 – $57.3 million, 2007 - $50.4 million).  This includes reclamation obligations of $19.9 million related to the Quiruvilca mine with an expected payment starting in two to five years.  Revisions of $2.2 million to the reclamation obligation in 2009 (2008 – 4.4 million, 2007 – 4.0 million) were primarily a result of increased site disturbance and development at Manantial Espejo and from the ordinary course of operations at the Huaron and Alamo Dorado mines.

Accretion charged to 2009 earnings was $3.0 million compared to $2.7 million in 2008 (2007 -$2.9 million).  Reclamation expenditures during the year were $1.0 million compared to $0.2 million in 2008 (2007 - $0.8 million).

CONTRACTUAL COMMITMENTS AND CONTINGENCIES

The Company does not have any off-balance sheet arrangements or commitments that have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of  operations, liquidity, capital expenditures or capital resources, that are material, other than those disclosed in this MD&A and the Audited Consolidated Financial Statements and the related notes.

An outstanding convertible debenture with a fair value of $20.8 million was issued as part of the Aquiline transaction and could be converted into either (i) 363,854 common shares at a conversion price of CAD$48.10 per common share; or (ii) a contract granting the holder the right to purchase 12.5% of the life of the mine payable silver from the Loma de La Plata deposit of the Navidad property. The holder was required to make this election on February 28, 2010 and elected alternative (ii) above.

The Company had the following contractual obligations at the end of 2009:

PAYMENTS DUE BY PERIOD (IN THOUSANDS OF DOLLARS)
		Less than	1 - 3	4 - 5	After
	Total	1 year	years	years	5 years
Capital Lease Obligations	$669	$620	$49	-	-
Current Liabilities	97,446	97,446	-	-	-
Contribution Plan(1)	8,205	2,735	5,470	-	-
Total contractual obligations(2)	$106,320	$100,801	$5,519	-	-

(1)
In June 2008 the Company initiated a 4 year contractual retention plan for key officers and management, further discussed in Note 13. Contract commitments for the plan, payable in CAD, represent minimum payments expected to be paid out, presented above in USD at the year-end rate.

(2)	Amounts above do not include payments related to the Company’s anticipated asset retirement obligation (Note 11 in the Consolidated Financial Statements).

GENERAL AND ADMINISTRATIVE

General and administrative costs, including stock based compensation, increased by 22% in 2009 to $12.8 million (2008: $10.4 million).  These costs increased primarily as a result of an accrual related to the Company’s annual incentive plan in 2009, while in 2008 the Company did not make any awards under the annual incentive plan as part of its cost cutting measures.

Our general and administrative costs are expected to increase by $3.2 million or 25% in 2010 over our 2009 costs.  The increase is expected to result primarily from the following factors: (i) the addition of several new professional and administrative positions in 2010, (ii) various expenses related to the integration of Aquiline, including increased travel and (iii) a stronger CAD exchange rate with the USD (1.05 assumed for 2010 versus 1.14 averaged in 2009).

The following table compares our general and administrative budget for 2010 against the general and administrative costs incurred over the previous three years, on a per ounce of silver produced basis.

	Actual			Forecast
	2007	2008	2009	2010
General and administrative costs (in ‘000s of US Dollars)	$9,522	$10,435	$12,769	$15,971
Silver production (in ‘000s of ounces)	17,113	18,673	23,044	23,400
General and administrative costs per silver ounce produced	$0.56	$0.55	$0.55	$0.68

EXPLORATION AND PROJECT DEVELOPMENT

Exploration and project development expenses in 2009 were $9.9 million compared to $5.5 million incurred in 2008.  The expenses recorded in 2009 primarily represented the costs associated with exploration activities at the La Preciosa project, drilling at La Colorada and Manantial Espejo and the Company’s business development activities.  2008’s expenses related mostly to due diligence expenses associated with the Company’s business development activities and drilling expenses at La Colorada and Alamo Dorado.

Pan American’s project exploration activities in 2010 will be focused primarily on our development properties; Navidad and La Preciosa.  We are budgeting to drill approximately 94,000 meters in our project exploration program for 2010, of which 80,000 meters will be at La Preciosa and Navidad.  The budget for project exploration in 2010 is expected to be $15.4 million, which will be expensed.

In addition to exploration activities at Navidad and La Preciosa, we plan to progress both projects towards permitting and feasibility in 2010.  Major areas of activity include environmental baseline work, permit preparation, geology evaluation, metallurgical studies, government relations, tailings site and geotechnical evaluation, water exploration and land reviews.  We anticipate spending approximately $10 million on these activities at Navidad and an additional $3.9 million at La Preciosa in 2010.  The majority of these expenditures will be expensed.

The Company’s mine site exploration program will continue to be very active in 2010 with approximately 89,000 meters of drilling planned.  The cost of these programs is included as part of each mine’s capital budget or included in its operating costs.  The total amount expected to be spent on mine site exploration drilling in 2010 is approximately $8.2 million.  The main objective of this program is to replace reserves and resources mined.  The main targets include the deep Candelaria and Recompensa zones at La Colorada, the Litoral extension at San Vicente, Maria and P veins at Manantial Espejo and multiple structures at Morococha and Huaron.

NON-GAAP MEASURES

Cash and Total Costs per Ounce of Silver

The non-GAAP measures of cash and total cost per ounce of silver are used by the Company to manage and evaluate operating performance at each of the Company’s mines and are widely reported in the silver mining industry as benchmarks for performance, but do not have standardized meaning.  To facilitate a better understanding of these measures as calculated by the Company, we have provided a detailed reconciliation of these measures to our cost of sales, as reported in our audited Consolidated Statement of Operations for 2009, 2008, and 2007.

Cash and Total Cost per Ounce Reconciliation
(in thousands of US dollars)		2009	2008	2007

Cost of Sales		$245,637	$199,032	$167,797
Add / (Subtract)
Smelting, refining, & transportation charges		64,118	58,378	87,019
By-product credits		(215,657)	(160,276)	(210,701)
Mining royalties		11,867	4,843	5,761
Worker’s participation and voluntary payments		(1,151)	(1,700)	(6,304)
Change in inventories		15,068	1,419	8,595
Other		3,368	3,980	(579)
Non-controlling interest adjustment		(2,144)	(1,043)	172
Alamo Dorado Commissioning costs				2,719
Cash Operating Costs	A	121,106	104,633	54,478
Add / (Subtract)
Depreciation & amortization		83,169	46,349	28,992
Accretion of asset retirement obligation		2,998	2,687	2,860
Change in inventories		3,388	839	4,081
Other		(271)	(232)	(175)
Non-controlling interest adjustment		(867)	(605)	(933)
Alamo Dorado Commissioning costs				1,304
Total Costs	B	$209,525	$153,671	$90,607

Payable Silver Production (000’s ounces)	C	21,888	17,543	15,912

Cash Costs per ounce	A/C	$5.53	$5.96	$3.42
Total Costs per ounce	B/C	$9.57	$8.76	$5.69

RISKS AND UNCERTAINTIES

Metal Price Risk

Pan American derives its revenue from the sale of silver, zinc, lead, copper, and gold.  The Company’s sales are directly dependent on metal prices that have shown extreme volatility and are beyond the Company’s control.  Table 1 below illustrates the effect of changes in silver and gold prices on anticipated sales for 2010:  This analysis assumes that quantities of silver and gold produced and sold remain constant under all price scenarios presented.

Table 1	Gold Price
		$800	$900	$975	$1,100	$1,200
	$13.00	$419,864	$427,742	$433,650	$443,496	$451,374
Silver	$14.00	$441,610	$449,487	$455,395	$465,242	$473,119
Price	$15.00	$463,438	$471,315	$477,223	$487,070	$494,947
	$16.00	$485,266	$493,144	$499,052	$508,898	$516,776
	$17.00	$507,094	$514,972	$520,880	$530,726	$538,604

Consistent with the Company’s mission to provide equity investors with exposure to changes in silver prices, our policy is not to hedge the price of silver.

From time to time, Pan American mitigates the price risk associated with its base metal production by committing some of its forecasted base metal production under forward sales and option contracts, as described under the “Financial Instruments” section of this MD&A.  The Board of Directors continually assesses the Company’s strategy towards its base metal exposure, depending on market conditions.

Since base metal and gold sales are treated as a by-product credit for purposes of calculating cash costs per ounce of silver, this non-GAAP measure is highly sensitive to base metal and gold prices.  Table 2 illustrates this point by plotting the expected cash cost per ounce according to the 2010 budget against various price assumptions for the Company’s two main by-product credits, zinc and gold.

Table 2	Gold Price
		$800	$900	$975	$1,100	$1,200
	$1,600	$7.36	$7.01	$6.75	$6.31	$5.95
Zinc	$1,800	$7.12	$6.76	$6.50	$6.06	$5.71
Price	$1,875	$7.02	$6.67	$6.40	$5.96	$5.61
	$2,000	$6.86	$6.51	$6.25	$5.81	$5.45
	$2,200	$6.61	$6.26	$5.99	$5.55	$5.20

The Company has long-term contracts to sell the zinc, lead and copper concentrates produced by the Quiruvilca, Huaron, Morococha, San Vicente and La Colorada mines.  These contracts include provisions for pricing the contained metals, including silver, based on average spot prices over defined 30-day periods that may differ from the month in which the concentrate was produced.  Under these circumstances, the Company may, from time to time, fix the price for a portion of the payable metal content during the month that the concentrates are produced.

Credit Risk

The zinc, lead and copper concentrates produced by Pan American are sold through long-term supply arrangements to metal traders or integrated mining and smelting companies. The terms of the concentrate contracts may require the Company to deliver concentrate that has a value greater than the payment received at the time of delivery, thereby introducing the Company to credit risk of the buyers of our concentrates.  Should any of these counterparties not honour supply arrangements, or should any of them become insolvent, Pan American may incur losses for products already shipped and be forced to sell its concentrates in the spot market or it may not have a market for its concentrates and therefore its future operating results may be materially adversely impacted.  For example, the DRP smelter, a significant buyer of Pan American’s production in Peru, experienced financial difficulties in the first quarter of 2009 and closed.  Pan American continued to sell copper concentrates to other buyers but on inferior terms.  The DRP smelter remains closed and Pan American is owed approximately $8.8 million under the terms of its contract with DRP.

At December 31, 2009 the Company had receivable balances associated with buyers of our concentrates of $54.0 million (2008 - $11.8 million).  Approximately 86% of this receivable balance is owed by five well known concentrate buyers and the vast majority of our concentrate is sold to those same counterparts.

Silver doré production is refined under long term agreements with fixed refining terms at four separate refineries worldwide.  The Company generally retains the risk and title to the precious metals throughout the process of refining and therefore is exposed to the risk that the refineries will not be able to perform in accordance with the refining contract and that the Company may not be able to fully recover our precious metals in such circumstances.  At December 31, 2009 the Company had approximately $15.1 million of value contained in precious metal inventory at refineries (2008 - $6 million). The Company maintains insurance coverage against the loss of precious metals at our mine sites, in-transit to refineries and while at the refineries.

Refined silver and gold is sold in the spot market to various bullion traders and banks.  Credit risk may arise from these activities if we are not paid for metal at the time it is delivered, as required by spot sale contracts.

The Company maintains trading facilities with several banks and bullion dealers for the purposes of transacting the Company’s trading activities. None of these facilities are subject to margin arrangements.  The Company’s trading activities can expose us to the credit risk of our counterparties to the extent that our trading positions have a positive mark-to-market value.

Management constantly monitors and assesses the credit risk resulting from its concentrate sales, refining arrangements and commodity contracts.  Furthermore, management carefully considers credit risk when allocating prospective sales and refining business to counterparties.  In making allocation decisions, Management attempts to avoid unacceptable concentration of credit risk to any single counterparty.

Exchange Rate Risk

Pan American reports its financial statements in USD; however the Company operates in jurisdictions that utilize other currencies.  As a consequence, the financial results of the Company’s operations, as reported in USD, are subject to changes in the value of the USD relative to local currencies.  Since the Company’s sales are denominated in USD and a portion of the Company’s operating costs and capital spending are in local currencies, the Company is negatively impacted by strengthening local currencies relative to the USD and positively impacted by the inverse.  The local currencies that we have the most exposure to are the PEN, MXN and ARS.  The following table illustrates the effect of changes in the exchange rate of PEN and MXN against the USD on anticipated cost of sales for 2010, expressed in percentage terms:

MXN
		10	11	12	13	14	15	16
	2.30	111%	109%	107%	106%	105%	104%	103%
	2.50	109%	107%	105%	104%	103%	101%	101%
	2.70	107%	105%	103%	102%	101%	99%	99%
PEN	2.90	105%	103%	101%	100%	99%	98%	97%
	3.10	104%	102%	100%	99%	97%	96%	95%
	3.30	102%	100%	99%	97%	96%	95%	94%
	3.50	101%	99%	97%	96%	95%	94%	93%

Under this analysis, our cost of sales is reflected at 100% at our budget foreign exchange assumptions for the PEN and MXN of 2.90 and 13.00 per one USD, respectively.  Devaluation of the USD relative to the PEN and MXN has the effect of increasing our anticipated cost of sales above 100%, and vice versa.

In order to mitigate this exposure, the Company maintains a portion of its cash balances in PEN, MXN and Canadian dollars and, from time to time, enters into forward currency positions to match anticipated spending.  At December 31, 2009, the Company did not have any open currency forward positions, and was holding approximately 26% of its cash balances in currencies other than USD.

The Company’s balance sheet contains various monetary assets and liabilities, some of which are denominated in foreign currencies.  Accounting convention dictates that these balances are fair valued at the end of each period, with resulting adjustments being reflected as foreign exchange gains or losses on the Company’s statement of operations.  More specifically, the preliminary purchase price accounting related to the Aquiline acquisition required the Company to establish a future income tax liability of $255.6 million to reflect the difference between the tax values and the accounting book values of the assets purchased.  As this balance is deemed to be a monetary liability, denominated primarily in Argentine pesos, the Company will be required to mark-to-market this liability for any movements in the exchange rate of that currency against the USD.  This requirement is expected to introduce large foreign exchange gains and losses to the Company’s earnings in the future.  Gains will be recognized to the extent the Argentine peso weakens relative to the USD and vice versa will create losses.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due.  The volatility of the metals markets can impact the Company’s ability to forecast cash flow from operations.

The Company must maintain sufficient liquidity to meet its short-term business requirements, taking into account its anticipated cash flows from operations, its holdings of cash and cash equivalents and committed loan facilities.

The Company manages its liquidity risk by continuously monitoring forecasted and actual cash flows.  The Company has in place a rigorous reporting, planning and budgeting process to help determine the funds required to support its normal operating requirements on an ongoing basis and its expansion plans.  The Company continually evaluates and reviews capital and operating expenditures in order to identify, decrease and limit all non-essential expenditures.  Pan American expects to generate positive cash flow from operations in 2010 and to further strengthen its liquidity position.

Political and Country Risk

Pan American currently conducts operations in Peru, Mexico, Argentina and Bolivia.  All of these jurisdictions are potentially subject to a number of political and economic risks.  The Company is not able to determine the impact of these risks on its future financial position or results of operations and the Company’s exploration, development and production activities may be substantially affected by factors outside of Pan American’s control.  These potential factors include, but are not limited to: royalty and tax increases or claims by governmental bodies, expropriation or nationalization, foreign exchange controls, import and export regulations, cancellation or renegotiation of contracts and environmental and permitting regulations.  The Company currently has no political risk insurance coverage against these risks.

Environmental Risks

Pan American’s activities are subject to extensive laws and regulations governing environmental protection and employee health and safety. Environmental laws and regulations are complex and have tended to become more stringent over time. Pan American is required to obtain governmental permits and in some instances provide bonding requirements under federal, state, or provincial air, water quality, and mine reclamation rules and permits. Although Pan American makes provisions for reclamation costs, it cannot be assured that these provisions will be adequate to discharge its future obligations for these costs.

Failure to comply with applicable environmental health and safety laws may result in injunctions, damages, suspension or revocation of permits and imposition of penalties. There can be no assurance that Pan American has been or will be at all times in complete compliance with such laws, regulations and permits, or that the costs of complying with current and future environmental and health and safety laws and permits will not materially and adversely affect Pan American’s business, results of operations or financial condition.

Employee Relations

Pan American’s business depends on good relations with its employees.  At December 31, 2009 the Company had approximately 6,729 employees and the employees of mining contractors, of which approximately 2,170 were represented by unions in Peru, 422 by a union in Argentina and a further 276 by a union in Bolivia.  The Company has experienced short-duration labour strikes and work stoppages in the past and may experience future labour related events.

The number of persons skilled in acquisition, exploration and development of mining properties is limited and competition for such persons is intense.  As Pan American’s business activity grows, Pan American will require additional key mining personnel as well as additional financial and administrative staff. There can be no assurance that Pan American will be successful in attracting, training and retaining qualified personnel as competition for persons with these skill sets increases.  If Pan American is not successful in this regard, the efficiency of its operations could be impaired, which could have an adverse impact on Pan American’s future cash flows, earnings, results of operations and financial condition.

Claims and Legal Proceedings

Pan American is subject to various claims and legal proceedings covering a wide range of matters that arise in the ordinary course of business activities, including claims relating to ex-employees.  Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavourably to Pan American.  The Company carries liability insurance coverage and establishes provisions for matters that are probable and can be reasonably estimated.  In addition, Pan American may be involved in disputes with other parties in the future which may result in a material adverse impact on our financial condition, cash flow and results of operations.  Please refer to Note 17 Commitments and Contingencies of the audited consolidated financial statements for further information.

Corporate Development Activities

An element of the Company’s business strategy is to make selected acquisitions.  The Company expects to continue to evaluate acquisition opportunities on a regular basis and intends to pursue those opportunities that it believes are in its long-term best interests.  The success of the Company’s acquisitions will depend upon the Company’s ability to effectively manage the operations of entities it acquires and to realize other anticipated benefits.  The process of managing acquired businesses may involve unforeseen difficulties and may require a disproportionate amount of management resources.  There can be no assurance that the Company will be able to successfully manage the operations of businesses it acquires or that the anticipated benefits of its acquisitions will be realized.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of sales and expenditures during the reporting period.  Management has identified (i) Mineral property, plant, and equipment, Construction in progress and Investments in non-producing property (ii) Future income tax provision, (iii) Provision for reclamation and closure, (iv) Stock based compensation and (v) accounting for derivative instruments as the main estimates for the following discussion. Please refer to Note 2 of the Company’s consolidated financial statements for a description of all of the significant accounting policies.

Mineral property, plant and equipment, Construction in progress, and Investment in non-producing properties are the most significant assets of the Company, representing assets in aggregate of $1.5 billion at December 31, 2009.  This amount represents the capitalized expenditures related to the acquisition, exploration, construction and development of mineral deposits. Construction costs on development projects are capitalized until the mine is substantially complete and ready for production.  The Company estimates its reserves and resources and the economic life of its mines and utilizes this information to calculate depletion and amortization expense.  Annually, or more frequently as circumstances require, Pan American assesses the recoverability of the carrying values of its mining properties and investments by performing impairment evaluations. These evaluations consist of comparing each asset’s carrying value with the estimated undiscounted future net cash flows.  Future cash flows are estimated based on production, metal prices, capital and operating costs.  Where those estimated cash flows are less than the carrying value, the Company records a write-down of the asset to the estimated fair value.

No impairments were recorded in 2009, based on impairment analyses using an average silver price of $12.50 per ounce, which is consistent with the long-term silver price assumption utilized by the Company for the estimate of reserves and resources.  Other estimates incorporated in the impairment evaluations include processing and mining costs, mining tonnage, ore grades and recoveries, which are all subject to uncertainty.  If silver prices fall below $10.05 per ounce for a sustained period of time or some of the other assumptions prove inaccurate, material asset impairment charges may be required in the future.

The future income tax provision is based on the liability method. Future taxes arise from the recognition of the tax consequences of temporary differences by applying enacted or substantively enacted tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of certain assets and liabilities.  The Company records a valuation allowance against any portion of those future income tax assets that it estimates will, more likely than not, fail to be realized.  The future income tax provision also incorporates management’s estimates regarding the utilization of tax loss carry forwards, which are dependent on future operating performance and transactions.  Please refer to note 18 of the Company’s consolidated financial statements for a description of our future income tax provision.

Reclamation and closure costs have been estimated based on the Company’s interpretation of current regulatory requirements, however, changes in regulatory requirements and new information may result in revisions to the estimates.  The Company recognizes the present value of liabilities for reclamation and closure costs in the period in which they are incurred.  A corresponding increase to the carrying amount of the related assets is generally recorded and depreciated over the life of the asset.  Accordingly, at December 31, 2009 the expected present value of future site restoration costs for the Huaron, Morococha, Quiruvilca, La Colorada, Alamo Dorado, Manantial Espejo and San Vicente mines were estimated using discount rates between 5% and 19% at $62.8 million (2008 - $57.3 million).  This estimate was increased in 2009 primarily as a result of accretion of the liability of $3.0 million and the recognition of an additional $2.2 million related to the increased site disturbance and development at Manantial Espejo and from the ordinary course of operations at the Huaron and Alamo Dorado mines.  Finally $1.2 million was added from the acquisition of Aquiline.  The reclamation provision was reduced in 2009 by $1.0 million of closure expenditures.

Pan American estimates expenses related to stock-based compensation on the fair value method of accounting.  Under this method, Pan American is required to recognize a charge to the income statement based on an option-pricing model for all stock options that were granted and vested in each period, with a corresponding credit to Contributed Surplus under the Shareholders’ Equity section of the balance sheet.  In 2009, the fair value of the stock options granted was calculated using an option-pricing model based on the following assumptions – no dividends will be paid, a weighted average volatility of the Company’s share price of 54%, a weighted average annual risk free rate of 1.2% and an expected life of between 1.5 and 3 years.  The resulting weighted average option valuation was $CDN 5.37 per share and a total expense related to stock options in 2009 of $1.7 million (2008 - $1.7 million).  The charge to the Company’s income statement is incorporated as part of the general and administrative expenses.

The Company has considered CICA 3865 – Hedges, which specifies the conditions under which hedge accounting is appropriate and includes requirements for the identification, documentation and designation of hedging relationships, sets standards for determining hedge effectiveness, and establishes criteria for the discontinuance of hedge accounting.  Based on CICA 3865, the Company’s conclusion is that its forward contracts for the sale of base metals (lead and zinc), its forward contracts for purchasing PEN and MXN with US dollars, and its silver fixing contracts do not qualify for hedge accounting.  As a result, Pan American is required to recognize mark-to-market valuations of its open forward contract positions through its income at the end of each period.

Goodwill and Intangible assets – On January 1, 2009, the Company adopted one new Section of the Canadian Institute of Chartered Accountants (“CICA”) Handbook, Section 3064, “Goodwill and Intangible Assets”, which clarifies that costs can be deferred only when they relate to an item that meets the definition of an asset and, as a result, start-up costs must be expensed as incurred.  The adoption of this standard did not have a material impact on the Company’s consolidated financial position or results of operations.

Additionally, in 2009 the Accounting Standards Board (“AcSB”) also amended the Handbook Section 3862, “Financial Instruments – Disclosures”, to require enhanced disclosures about the relative reliability of the data, or “inputs”, that an entity uses in measuring the fair values of its financial instruments. The new requirements are effective for annual financial statements for fiscal years ending after September 30, 2009, and accordingly, such disclosure has been adopted by the Company in Note 5 in the financial statements.

In addition, two new Emerging Issues Committee (“EIC”) Abstracts, EIC 173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities and EIC 174, Mining Exploration Costs, were adopted in the first quarter of 2009.  The adoption of these new CICA pronouncements did not have a material effect on the Company.

Lastly, in December, 2009, the EIC issued EIC Abstract 175, Multiple Deliverable Revenue Arrangements.  This EIC addresses how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting and how such a multiple deliverable revenue arrangement consideration should be measured and allocated to the separate units of accounting.  This EIC should be applied prospectively and should be applied to revenue arrangements with multiple deliverables entered into or materially modified in the first annual fiscal period beginning on or after January 1, 2011.  Early adoption is permitted.  The Company did not adopt this EIC and upon adoption does not expect it to have a material impact on the Company’s financial position or results of operations.

FUTURE ACCOUNTING CHANGES

The Company has evaluated the adoption of 3 other standards:  Section 1582 “Business Combinations”, Section 1601, “Consolidated Financial Statements”, and Section 1602, “Non-controlling Interests”.  These new standards align Canadian GAAP with International Financial Reporting Standards.  The effective date for these standards is January 1, 2011, but earlier application is permitted starting January 1, 2009.  The Company has not adopted these standards as at December 31, 2009 and does not expect the adoption of these standards to have a material effect on the Company.

International Financial Reporting Standards

The CICA has announced that Canadian GAAP for publicly accountable enterprise companies will be replaced with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) effective for fiscal years beginning on or after January 1, 2011. The Company will begin reporting our consolidated financial statements in accordance with IFRS on January 1, 2011, with comparative figures for 2010.

The adoption date of January 1, 2011 will require the restatement, for comparative purposes, of amounts reported by the Company for its year ending December 31, 2010, and of the opening balance sheet as at January 1, 2010.

The Company is continuing to assess the financial reporting impact of the adoption of IFRS and, at this time, the quantitative impact on future financial position and results of operations is not reasonably determinable. The Company does anticipate a significant increase in disclosure resulting from the adoption of IFRS.

The Company continues to advance through the IFRS transition project plan and has progressed through the three phases as described below:

Phase One: Scoping and Diagnostics, which involved project planning and identification of differences between current Canadian GAAP and IFRS, was completed in quarter 2. The resulting identified areas of accounting difference of highest potential impact to the Company, based on existing IFRS, are business combinations, impairment of assets, property plant and equipment, provisions and contingent liabilities, exploration and evaluation expenditures, income taxes, and initial adoption of IFRS under the provisions of IFRS 1 First-Time Adoption of IFRS.

Phase Two: Analysis and Development involves detailed diagnostics and evaluation of the financial impacts of various options and alternative methodologies provided for under IFRS; identification and design of operational and financial business processes; initial staff training; analysis of IFRS 1 optional exemptions and mandatory exceptions to the general requirement for full retrospective application upon transition to IFRS; summarization of 2011 IFRS disclosure requirements; and development of required solutions to address identified issues.  The Company expects to complete this phase in Q2 2010, which is in line with our project plan.

The progress made in this phase is detailed below:

IFRS 1

IFRS 1 First-time Adoption of International Financial Reporting Standards sets forth guidance for a first-time adopter with the objective to ensure that an entity’s first IFRS financial statements contain high quality information that:

•	is transparent for users and comparable over all periods presented;
•	provides a suitable starting point for accounting in accordance with IFRSs; and
•	can be generated at a cost that does not exceed the benefits.

Under IFRS 1, transition to IFRS requires retrospective application of IFRSs with all adjustments applied from the date of the Company’s inception, unless certain exemptions are applied.  In absence of an exemption, all such adjustments to assets and liabilities are taken to retained earnings.  The Company expects to apply the following exemptions to its opening statement of financial position dated January 1, 2010:

a.
Decommissioning Liability Exemption
IFRS 1 indicates that a first-time adopter may elect not to apply IFRIC 1 Changes in Existing Decommissioning, Restoration and Similar Liabilities retrospectively.  The Company plans to apply this election.  Accordingly, the Company will measure the decommissioning liability as at the date of transition to IFRSs in accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Assets and estimate the amounts that would have been included in the cost of the related mining property, plant and equipment and recalculate the accumulated depreciation for those assets at January 1, 2010.

b.
Business Combination Exemption
IFRS 1 allows a first-time adopter to avoid application of IFRS 3R Business Combinations retrospectively to business combinations that occurred before either the date of transition to IFRS or an alternative pre-transition date.  The Company will be applying this exemption to business combinations that occurred prior to January 1, 2010.

c.
Employee Benefits Exemption
IFRS 1 gives a first-time adopter the option to recognize all cumulative actuarial gains and losses in equity at the date of transition.  The Company expects to elect this exemption.

d.
Leases
IFRS 1 provides a first-time adopter with an option to not apply certain requirements under IAS 17 Leases retrospectively.  The Company plans to apply two exemptions and accordingly will assess whether an arrangement contains a lease on the basis of facts and circumstances existing at the date of transition to IFRS. Secondly, the Company will not reassess the determination of whether an arrangement contains a lease under IFRS if the determination made under Canadian GAAP gives the same outcome as that from the application of IAS 17 Leases and IFRIC 4 Determining Whether an Arrangement Contains a Lease.

e.
Assets and Liabilities of Subsidiaries, Associates and Joint Ventures Exemption
IFRS 1 mandates that when a parent becomes a first-time adopter of IFRS later than its subsidiary, the parent will include the assets and liabilities of the subsidiary in the consolidated financial statements at the same carrying amounts as in the financial statements of the subsidiary.  The Company will apply this exemption to its Peruvian subsidiaries, as they are already reporting under IFRS.

f.
Designation of Previously Recognized Financial Instruments Exemption
IFRS 1 allows an entity to designate any financial asset, other than those required to be classified at ‘fair value through profit or loss’, as available for sale at the transition date.  The Company will apply this exemption at date of transition to IFRS.

g.
Borrowing Costs
This exemption in IFRS 1 allows a first-time adopter to apply the transitional provisions set out in IAS 23 Borrowing Costs at July 1, 2009 or the date of transition to IFRS, whichever is later.  IAS 23 requires the capitalization of borrowing costs related to all qualifying assets.  The Company will elect to apply IAS 23 Borrowing Costs to qualifying assets for which the commencement date for capitalization is on or after January 1, 2010.

Canadian GAAP and IFRS Differences

Significant differences exist in certain areas of recognition, measurement and disclosure between IFRS and Canadian GAAP (‘CGAAP’).  Accordingly, the Company has identified the following significant changes to our accounting policies upon adoption of IFRS:

(i)
IAS 37 Provisions, Contingent Assets and Contingent Liabilities
Unlike Canadian GAAP, there is no specific IFRS that deals with closure costs.  Rather, the general principles set out in IAS 37 apply to all provisions, including those for site closures.  Under IFRS,  the closure provision is measured based on the best estimate of expenditure required to settle the obligation at the balance sheet date using current discount rate and inflation assumptions; thus simplifying the calculation by removing the ‘layering’ concept used for CGAAP.   In addition, IFRS requires that the liability be re-measured at each reporting date versus the passive requirement in CGAAP to re-measure in the event of changes in the amount or timing of cash flows required to settle the obligation.

(ii)
IAS 36 Impairment of Assets
Under IFRS, both the testing for impairment of assets and the determination of impairment losses differ from CGAAP.  In addition, under IFRS, an entity must assess assets for impairment indicators each reporting period (i.e. quarterly) whereas under CGAAP there is only a passive requirement to make such an assessment.  The requirement for testing goodwill and indefinite life intangibles remains unchanged with an annual impairment test performed, regardless of whether impairment indicators exist.

IFRS removes the undiscounted cash flow test under CGAAP for impairment testing, and instead uses a one-step process based on discounted cash flows.  In addition, impairment losses are required to be assessed for reversal or reduction under IFRS, if certain criteria are met.  Finally, management will have to track both impaired and unimpaired balances over life of the asset.  The reversal of impairment losses related to goodwill is prohibited under IFRS.

(iii)
IAS 12 Income Taxes
There are some significant differences between CGAAP and IFRS.   Firstly, IAS 12 requires recognition of deferred taxes for temporary differences that arise on translation of non-monetary assets denominated in currencies other than US dollars.  These non-monetary items are re-measured from the local currency to the functional currency using historical rates and differences result from changes in exchange rates and indexing for income tax purposes.  Under CGAAP, this was not permitted.  The Company has mining properties in Argentina, Peru, Mexico and Bolivia with costs denominated in local currencies.  Therefore, movement between the US dollar and these local currencies will give rise to changes in deferred tax.  Secondly, unlike CGAAP, IFRS prohibits the recognition of deferred taxes at the time of acquisition where the acquisition is not a business combination. Finally, IFRS requires recognition of deferred taxes for unrealized profits on intergroup transactions.

Financial Reporting Expertise in IFRS

The Company has identified resource requirements to establish appropriate IFRS financial reporting expertise at all levels of the business. The Company is maintaining its financial reporting expertise and competencies by addressing training requirements through ongoing IFRS sessions provided by external advisors.  The training is targeted to key finance and operational staff and will continue to be delivered in 2010 and 2011.

The Company also held an IFRS information session with members of the Audit Committee members.  During this session, management and external consultants provided the Audit Committee with a review of the timeline for implementation, the implications of specific IFRS standards to the Company’s business and a high-level overview of the expected potential impact to the financial statements.  The Company’s management will continue to provide quarterly presentations and project status updates to the Audit Committee.

IT systems

The extent of the impact on the Company’s information systems for transitioning to IFRS has been determined.  The adoption of IFRS will not have a significant impact on the Company’s information systems and it is in the process of implementing minor modifications to ensure an efficient conversion to IFRS.

Phase Three: Implementation and Review, will involve the execution of changes to information systems and business processes; completion of formal authorization processes to approve recommended accounting policy changes; integration of appropriate changes to maintain the integrity of internal control over financial reporting and disclosure controls and procedures; and further training programs across the Company’s finance and other affected areas, as necessary. It will culminate in the collection of financial information necessary to compile IFRS-compliant financial statements and reconciliations; embedding of IFRS in business processes; and, audit committee approval of IFRS-compliant financial statements.  This phase is currently in progress.

All analysis and conclusions are based on the IFRSs effective at December 31, 2009.  As the IASB currently has various projects on its work plan that might affect the Company’s decisions at transition date, the Company continues to monitor these ongoing changes and adjust its transition plans accordingly.  The Company’s transition status is currently on track with its implementation schedule.

SUBSEQUENT EVENTS

During January 2010, the Company issued further common shares and share purchase warrants (1.7 million and 0.7 million, respectively) to bring its ownership interest in Aquiline Resources Inc. to 100% by January 22, 2010.  The final step of the acquisition was achieved through Compulsory Acquisition.  Refer to Note 3 of the Consolidated Audited Financial Statements for further information.

In addition, a convertible debenture with a fair value of $20.8 million was issued as part of the Aquiline transaction and had the option to be converted into either (i) 363,854 common shares at a conversion price of CAD$48.10 per common share; or (ii) a contract granting the holder the right to purchase 12.5% of the life of the mine payable silver from the Loma de La Plata deposit of the Navidad property.  The holder was required to make this election on February 28, 2010 and elected alternative (ii) above.

Lastly, on February 15, 2010, the Company announced that its Board of Directors has approved a semi-annual cash dividend to holders of its common shares. In conjunction with this approval, the Board declared its first cash dividend of $0.025 per common share to holders of record of its common shares as of the close of business on Friday, February 26, 2010.  This dividend was paid to shareholders on or about March 12, 2010 and is designated to be an eligible dividend for the purposes of the Income Tax Act (Canada).  Specific dates and amounts of future dividends will be determined by the Board on an ongoing basis.

DISCLOSURE CONTROLS AND PROCEDURES

Pan American’s management considers the meaning of internal control to be the processes established by management to provide reasonable assurance about the achievement of the Company’s objectives regarding operations, reporting and compliance.  Internal control is designed to address identified risks that threaten any of these objectives.

As of December 31, 2009, the Company carried out an evaluation, under the supervision and with the participation of the Company’s management, including the Company’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures.  Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2009, the Company’s disclosure controls and procedures were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits is (i) recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission’s rules and forms, and (ii) accumulated and communicated to management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Changes in Internal Controls over Financial Reporting

There was no change in the Company’s internal control over financial reporting that occurred during the period that has materially affected or is reasonably likely to materially affect, its internal control over financial reporting.

Management’s Report on Internal Control over Financial Reporting

Management of Pan American is responsible for establishing and maintaining an adequate system of internal control, including internal controls over financial reporting.  Internal control over financial reporting is a process designed by, or under the supervision of, the President and Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles.  It includes those policies and procedures that:

a)	pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions related to the acquisition and dispositions of Pan American’s assets,

b)
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and receipts and expenditures are made only in accordance with authorizations of management and Pan American’s directors, and

c)
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of Pan American’s assets that could have a material effect on the financial statements.

The Company’s management, including its President and Chief Executive Officer and Chief Financial Officer, believe that due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis.  Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of Pan American’s internal control over financial reporting as at December 31, 2009, based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Based on this assessment, management believes that, as of December 31, 2009, Pan American’s internal control over financial reporting is effective.  Also, management did not identify any material weaknesses in conducting their evaluation of Pan American’s internal control over financial reporting as at December 31, 2009.

The Company was unable to conduct an assessment of Aquiline’s internal control over financial reporting in the period between the acquisition date and the date of management’s internal control assessment, due to the timing of the acquisition.  Accordingly, management excluded from its assessment the internal control over financial reporting of Aquiline, which was acquired on December 7, 2009, and whose financial statements constitute 44% of total assets, 40% of net assets, 0% of revenues and 0% of net income of the consolidated financial statement amounts as at and for the year ended December 31, 2009.  As permitted under National Instrument 52-109 Certification of Disclosure, the Company will include its assessment of Aquiline’s internal control over financial reporting in its 2010 annual management report on internal control.

Management reviewed the results of management’s assessment with the Audit Committee of the Company’s Board of Directors.  Deloitte & Touche LLP, independent registered accountants, were engaged, as approved by a vote of the Company’s shareholders, to audit and provide independent opinions on the Company’s consolidated financial statements and the effectiveness of the Company’s internal control over financial reporting as of December 31, 2009.  Deloitte & Touche LLP has provided such opinions.

Mineral Reserves and Resources
As of December 31, 2009

MINERAL RESERVES - PROVEN AND PROBABLE
	Location	Type	Classification	Tonnes (000’s)	Ag (g/mt)	Ag Cont. (000’s oz)	Au (g/mt)	Au Cont (oz)
Huaron	Peru	Vein	Proven	6,471	185	38,385	N/A	N/A
		Vein	Probable	4,371	184	25,845	N/A	N/A
Morococha (92.2%)	Peru	Vein/Mantos	Proven	4,079	166	21,709	N/A	N/A
		Vein /Mantos	Probable	2,707	187	16,267	N/A	N/A
La Colorada	Mexico	Vein	Proven	1,106	400	14,236	0.55	19,496
		Vein	Probable	1,176	429	16,199	0.47	17,935
Quiruvilca	Peru	Vein	Proven	407	168	2,201	0.77	10,103
		Vein	Probable	363	148	1,725	0.56	6,503
Silver Stockpiles	Peru	Flux Material	Proven	189	318	1,935	N/A	N/A
Alamo Dorado	Mexico	Disseminated	Proven	6,468	100	20,779	0.34	70,491
		Disseminated	Probable	3,678	86	10,116	0.31	36,656
Manantial Espejo	Argentina	Vein	Proven	4,308	163	22,631	2.33	322,749
		Vein	Probable	3,033	138	13,501	2.00	195,032
San Vicente (95%)	Bolivia	Vein	Proven	1,548	423	21,059	N/A	N/A
		Vein	Probable	706	323	7,329	N/A	N/A
TOTALS			Proven + Probable	40,609	179	233,916	+-	678,966

MINERAL RESOURCES - MEASURED AND INDICATED
	Location	Type	Classification	Tonnes (000’s)	Ag (g/mt)	Ag Cont. (000’s oz)	Au (g/mt)	Au Cont (oz)
Huaron	Peru	Vein	Measured	819	159	4,179	N/A	N/A
		Vein	Indicated	521	157	2,638	N/A	N/A
Morococha (92.2%)	Peru	Vein/Mantos	Measured	1,091	145	5,098	N/A	N/A
		Vein /Mantos	Indicated	1,409	213	9,667	N/A	N/A
La Colorada	Mexico	Vein	Measured	129	232	960	0.26	1,088
		Vein	Indicated	1,259	215	8,700	0.19	7,839
Quiruvilca	Peru	Vein	Measured	2,386	135	10,392	0.76	58,163
		Vein	Indicated	986	124	3,923	0.80	25,381
Alamo Dorado	Mexico	Disseminated	Measured	1,468	73	3,466	0.36	17,138
		Disseminated	Indicated	2,229	59	4,203	0.52	37,550
Manantial Espejo	Argentina	Vein	Measured	815	100	2,618	1.02	26,723
		Vein	Indicated	2,154	103	7,099	0.98	67,866
San Vicente (95%)	Bolivia	Vein	Measured	1,048	156	5,256	N/A	N/A
		Vein	Indicated	569	187	3,422	N/A	N/A
Navidad	Argentina	Mantos, Diss.	Measured	15,400	137	67,832	N/A	N/A
		Mantos, Diss.	Indicated	139,800	126	564,531	N/A	N/A
Pico Machay	Peru	Disseminated	Measured	4,700	N/A	N/A	0.91	137,509
		Disseminated	Indicated	5,900	N/A	N/A	0.67	127,092
Calcatreu	Argentina	Vein	Indicated	7,995	26	6,606	2.63	676,028
TOTALS			Measured + Indicated	190,678	116	710,590	--	1,182,377

MINERAL RESOURCES – INFERRED
	Location	Type	Classification	Tonnes (000’s)	Ag (g/mt)	Ag Cont. (000’s oz)	Au (g/mt)	Au Cont (oz)
Huaron	Peru	Vein	Inferred	5,416	177	30,754	N/A	N/A
Morococha (92.2%)	Peru	Vein/Mantos	Inferred	6,260	177	35,621	N/A	N/A
La Colorada	Mexico	Vein	Inferred	2,750	308	27,245	0.35	31,113
Quiruvilca	Peru	Vein	Inferred	923	113	3,368	0.44	12,951
Alamo Dorado	Mexico	Disseminated	Inferred	1,146	44	1,622	0.59	21,885
Manantial Espejo	Argentina	Vein	Inferred	1,410	103	4,685	1.09	49,419
San Vicente (95%)	Bolivia	Vein	Inferred	513	302	4,977	N/A	N/A
Navidad	Argentina	Mantos, Diss.	Inferred	45,900	81	119,386	N/A	N/A
Pico Machay	Peru	Disseminated	Inferred	23,900	N/A	NA	0.58	445,673
Calcatreu	Argentina	Vein	Inferred	3,413	17	1,822	2.06	226,045
TOTALS			Inferred	91,631	78	229,479	--	787,086

HISTORICAL ESTIMATES
	Location	Unclassified	Tonnes (000’s)	Ag (g/mt)	Ag Cont. (000’s oz)	Au (g/mt)	Pb (%)	Au Cont (oz)
Hog Heaven (iii)	USA	Historical (iii) (iv)	2,705	167	14,550	0.62	N/A	N/A
Hog Heaven (iii)	USA	Historical (ii) (v)	7,639	133	32,730	0.70	N/A	N/A
Waterloo (iv)	USA	Historical	33,758	93	100,937	N/A	N/A	N/A
TOTAL		Historical	44,102	104	148,217

Notes:

Mineral resources are in addition to reserves.  Mineral reserves and resources are as defined by the Canandian Institute of Mining Definition Standards on Mineral Resources and Mineral Reserves.

Mineral resources do not have demonstrated economic viability.

This table illustrates Pan American Silver Corp’s share of mineral reserves and resources. Properties in which Pan American has less than 100% interest are noted next to the property name.

Environmental, permitting, legal, title, taxation, socio-economic, political, marketing or other issues are not expected to materially affect the above estimates of mineral reserves.

Prices used to calculate December 31, 2009 ore reserves for all mines were Ag: $13.00/oz, Au: $875/oz, Pb: $1,600/tonne, Cu: $5,000/tonne, Zn: $1,600/tonne.

Prices used for Navidad were Ag: $12.52/oz and Pb: $1,100/tonne.

Prices used for Calcatreu were Ag: $12.50/oz and Au: $650/oz.

(ii)
The historical estimate for Hog Heaven was calculated by Gregory Hahn, Chief Geological Engineer for CoCa Mines Inc., a previous owner of the property, in a report titled “Hog Heaven Project Optimization Study” dated May 1989, prior to implementation of NI 43-101. The historical estimate was based on extensive diamond drilling, and was calculated using a silver price of $6.50 per ounce and a gold price of $400 per ounce (these were relevant prices at the time of the calculation).  Michael Steinmann, P.Geo., Qualified Person (“QP”) for the Company, has reviewed the available data, including drill sections, surface maps, and additional supporting information sources, and believes that the historic calculation was conducted in a professional and competent manner and is relevant for the purposes of the Company's decision to maintain its interest in this property. In the study, the historic estimate was sub-categorized as follows:

Category	Tons	oz/ton Ag	oz/ton Au
Proven reserves	2,981,690	4.88	0.018
Probable & possible reserves	904,200	10.40	0.020
Heap leach ore	316,100	1.56	0.014
Possible resources	4,500,000	2.41	0.020
Inferred resources	2,700,000	4.44	0.022

However, the Company has not completed the work necessary to verify the historical estimate. Accordingly, the Company is not treating the historical estimate as NI 43-101 compliant categories of mineral resources based on information prepared by or under the supervision of a QP.  These historical estimates should not be relied upon.

(iii)	The Company believes that the historical estimate category of "proven reserves" for Hog Heaven most closely corresponds to 2,705,000 tonnes in the NI 43-101 category of "indicated resources".

(iv)
The Company believes that the historical estimate categories of "proven & possible reserves", "heap leach ore stockpile", "possible resources" and "inferred resources" most closely correspond to 7,639,000 tonnes in the NI 43-101 category of "inferred resources."

(v)
The historical estimate for Waterloo was initially calculated by Asarco Inc. in 1968.  In September 1994 Robert J. Rodger, P.Eng., reviewed the Asarco reports and prepared a Technical Evaluation Report on the Waterloo property, prior to the implementation of NI 43-101. The Technical Evaluation Report confirmed that the historical estimate was based on reverse circulation drilling and underground sampling, and concluded the estimate was based on sound methodology. The historical estimate at Waterloo was calculated using a silver price of $5.00 per ounce (the relevant price at the time of the calculation).  Michael Steinmann, P.Geo., QP for the Company, has reviewed the Technical Evaluation Report and believes the historic calculation was conducted in a professional and competent manner and is relevant for purposes of the Company's decision to maintain its interest in the property. The Company believes that the historical estimate category of 37,235,000 tons (at 2.71 ounces per ton silver) of "measured and indicated reserves" most closely correspond to 33,758,000 tonnes in the NI 43-101 category of "indicated resource."  However, the Company has not completed the work necessary to verify the historical estimate. Accordingly, the Company is not treating the historical estimate as NI 43-101 compliant categories of mineral resources based on information prepared by or under the supervision of a QP. These historical estimates should not be relied upon.

Mineral resource and reserve estimates for Huaron, Quiruvilca, San Vicente, La Colorada, Manantial Espejo, Alamo Dorado and Morococha were prepared under the supervision of Michael Steinmann, P. Geo., Executive Vice-President Geology & Exploration and Martin G. Wafforn, P. Eng., Vice-President Technical Services as Qualified Persons as that term is defined in NI 43-101. Navidad resource estimates were prepared by Snowden under the supervision of Pamela De Mark, P. Geo., Sr. Consultant Snowden Mining Industry Consultants, John J. Chulick, P. Geo., Dean K. Williams, Licensed Professional Geologist, Damian Spring, Mining Engineer, and John. A. Wells, Independent Metallurgical Consultant. Mineral resource estimates for Hog Heaven and Waterloo are based on historical third party estimates.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
CERTAIN OF THE STATEMENTS AND INFORMATION IN THIS MD&A CONSTITUTE “FORWARD-LOOKING STATEMENTS” WITHIN THE MEANING OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND “FORWARD-LOOKING INFORMATION” WITHIN THE MEANING OF APPLICABLE CANADIAN PROVINCIAL SECURITIES LAWS RELATING TO THE COMPANY AND ITS OPERATIONS. ALL STATEMENTS, OTHER THAN STATEMENTS OF HISTORICAL FACT, ARE FORWARD-LOOKING STATEMENTS.  WHEN USED IN THIS MD&A THE WORDS, “BELIEVES”, “EXPECTS”, “INTENDS”, “PLANS”, “FORECAST”, “OBJECTIVE”, “OUTLOOK”, “POSITIONING”, “POTENTIAL”, “ANTICIPATED”, “BUDGET”, AND OTHER SIMILAR WORDS AND EXPRESSIONS, IDENTIFY FORWARD-LOOKING STATEMENTS OR INFORMATION.  THESE FORWARD-LOOKING STATEMENTS OR INFORMATION RELATE TO, AMONG OTHER THINGS: FUTURE PRODUCTION OF SILVER, GOLD AND OTHER METALS; FUTURE CASH COSTS PER OUNCE OF SILVER; THE PRICE OF SILVER AND OTHER METALS; THE ABILITY OF THE COMPANY TO SUCCESSFULLY INTEGRATE AQUILINE RESOURCES INC. AND THE EFFECT OF THE ACQUISITION ON THE COMPANY; THE EFFECTS OF LAWS, REGULATIONS AND GOVERNMENT POLICIES AFFECTING PAN AMERICAN’S OPERATIONS OR POTENTIAL FUTURE OPERATIONS, INCLUDING BUT NOT LIMITED TO, LAWS IN THE PROVINCE OF CHUBUT, ARGENTINA, WHICH, CURRENTLY HAVE SIGNIFICANT RESTRICTIONS ON MINING; FUTURE SUCCESSFUL DEVELOPMENT OF THE NAVIDAD PROJECT, THE LA PRECIOSA PROJECT, AND OTHER DEVELOPMENT PROJECTS OF THE COMPANY; THE SUFFICIENCY OF THE COMPANY’S CURRENT WORKING CAPITAL, ANTICIPATED OPERATING CASH FLOW OR ITS ABILITY TO RAISE NECESSARY FUNDS; THE ACCURACY OF MINERAL RESERVE AND RESOURCE ESTIMATES; ESTIMATED PRODUCTION RATES FOR SILVER AND OTHER PAYABLE METALS PRODUCED BY THE COMPANY; TIMING OF PRODUCTION AND THE CASH AND TOTAL COSTS OF PRODUCTION AT EACH OF THE COMPANY’S PROPERTIES; THE ESTIMATED COST OF AND AVAILABILITY OF FUNDING NECESSARY FOR SUSTAINING CAPITAL; ONGOING OR FUTURE DEVELOPMENT PLANS AND CAPITAL REPLACEMENT, IMPROVEMENT OR REMEDIATION PROGRAMS; THE ESTIMATES OF EXPECTED OR ANTICIPATED ECONOMIC RETURNS FROM THE COMPANY’S MINING PROJECTS, AS REFLECTED IN FEASIBILITY STUDIES OR OTHER REPORTS PREPARED IN RELATION TO DEVELOPMENT OF PROJECTS; ESTIMATED EXPLORATION EXPENDITURES TO BE INCURRED ON THE COMPANY’S VARIOUS PROPERTIES; FORECAST CAPITAL AND NON-OPERATING SPENDING; FUTURE SALES OF THE METALS, CONCENTRATES OR OTHER PRODUCTS PRODUCED BY THE COMPANY; AND THE COMPANY’S PLANS AND EXPECTATIONS FOR ITS PROPERTIES AND OPERATIONS.

THESE STATEMENTS REFLECT THE COMPANY’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE NECESSARILY BASED UPON A NUMBER OF ASSUMPTIONS AND ESTIMATES THAT, WHILE CONSIDERED REASONABLE BY THE COMPANY, ARE INHERENTLY SUBJECT TO SIGNIFICANT BUSINESS, ECONOMIC, COMPETITIVE, POLITICAL AND SOCIAL UNCERTAINTIES AND CONTINGENCIES.  MANY FACTORS, BOTH KNOWN AND UNKNOWN, COULD CAUSE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS TO BE MATERIALLY DIFFERENT FROM THE RESULTS, PERFORMANCE OR ACHIEVEMENTS THAT ARE OR MAY BE EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS CONTAINED IN THIS MD&A AND THE COMPANY HAS MADE ASSUMPTIONS AND ESTIMATES BASED ON OR RELATED TO MANY OF THESE FACTORS.  SUCH FACTORS INCLUDE, WITHOUT LIMITATION: FLUCTUATIONS IN SPOT AND FORWARD MARKETS FOR SILVER, GOLD, BASE METALS AND CERTAIN OTHER COMMODITIES (SUCH AS NATURAL GAS, FUEL OIL AND ELECTRICITY); FLUCTUATIONS IN CURRENCY MARKETS (SUCH AS THE PERUVIAN SOL, MEXICAN PESO, ARGENTINE PESO AND BOLIVIAN BOLIVIANO VERSUS THE U.S. DOLLAR); RISKS RELATED TO THE TECHNOLOGICAL AND OPERATIONAL NATURE OF THE COMPANY’S BUSINESS; CHANGES IN NATIONAL AND LOCAL GOVERNMENT, LEGISLATION, TAXATION, CONTROLS OR REGULATIONS AND  POLITICAL OR ECONOMIC DEVELOPMENTS IN CANADA, THE UNITED STATES, MEXICO, PERU, ARGENTINA, BOLIVIA OR OTHER COUNTRIES WHERE THE COMPANY MAY CARRY ON BUSINESS IN THE FUTURE; RISKS AND HAZARDS ASSOCIATED WITH THE BUSINESS OF MINERAL EXPLORATION, DEVELOPMENT AND MINING (INCLUDING ENVIRONMENTAL HAZARDS, INDUSTRIAL ACCIDENTS, UNUSUAL OR UNEXPECTED GEOLOGICAL OR STRUCTURAL FORMATIONS, PRESSURES, CAVE-INS AND FLOODING); RISKS RELATING TO THE CREDIT WORTHINESS OR FINANCIAL CONDITION OF SUPPLIERS, REFINERS AND OTHER PARTIES WITH WHOM THE COMPANY DOES BUSINESS; INADEQUATE INSURANCE, OR INABILITY TO OBTAIN INSURANCE, TO COVER THESE RISKS AND HAZARDS; EMPLOYEE RELATIONS; RELATIONSHIPS WITH AND CLAIMS BY LOCAL COMMUNITIES AND INDIGENOUS POPULATIONS; AVAILABILITY AND INCREASING COSTS ASSOCIATED WITH MINING INPUTS AND LABOUR; THE SPECULATIVE NATURE OF MINERAL EXPLORATION AND DEVELOPMENT, INCLUDING THE RISKS OF OBTAINING NECESSARY LICENSES AND PERMITS AND THE PRESENCE OF LAWS AND REGULATIONS THAT MAY IMPOSE RESTRICTIONS ON MINING, INCLUDING THOSE CURRENTLY IN THE PROVINCE OF CHUBUT, ARGENTINA; DIMINISHING QUANTITIES OR GRADES OF MINERAL RESERVES AS PROPERTIES ARE MINED; GLOBAL FINANCIAL CONDITIONS; THE COMPANY’S ABILITY TO COMPLETE AND SUCCESSFULLY INTEGRATE ACQUISITIONS AND TO MITIGATE OTHER BUSINESS COMBINATION RISKS; CHALLENGES TO, OR DIFFICULTY IN MAINTAINING, THE COMPANY’S TITLE TO PROPERTIES AND CONTINUED OWNERSHIP THEREOF; THE ACTUAL RESULTS OF CURRENT EXPLORATION ACTIVITIES, CONCLUSIONS OF ECONOMIC EVALUATIONS, AND CHANGES IN PROJECT PARAMETERS TO DEAL WITH UNANTICIPATED ECONOMIC OR OTHER FACTORS; INCREASED COMPETITION IN THE MINING INDUSTRY FOR PROPERTIES, EQUIPMENT, QUALIFIED PERSONNEL, AND THEIR COSTS; AND THOSE FACTORS IDENTIFIED UNDER THE CAPTION “RISKS RELATED TO PAN AMERICAN’S BUSINESS” IN THE COMPANY’S MOST RECENT FORM 40-F AND ANNUAL INFORMATION FORM FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION AND CANADIAN PROVINCIAL SECURITIES REGULATORY AUTHORITIES.  INVESTORS ARE CAUTIONED AGAINST ATTRIBUTING UNDUE

CERTAINTY OR RELIANCE ON FORWARD-LOOKING STATEMENTS. ALTHOUGH THE COMPANY HAS ATTEMPTED TO IDENTIFY IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY, THERE MAY BE OTHER FACTORS THAT CAUSE RESULTS NOT TO BE AS ANTICIPATED, ESTIMATED, DESCRIBED OR INTENDED.  THE COMPANY DOES NOT INTEND, AND DOES NOT ASSUME ANY OBLIGATION, TO UPDATE THESE FORWARD-LOOKING STATEMENTS OR INFORMATION TO REFLECT CHANGES IN ASSUMPTIONS OR CHANGES IN CIRCUMSTANCES OR ANY OTHER EVENTS AFFECTING SUCH STATEMENTS OR INFORMATION, OTHER THAN AS REQUIRED BY APPLICABLE LAW.

CAUTIONARY NOTE TO US INVESTORS CONCERNING ESTIMATES OF RESERVES AND RESOURCES
THIS NEWS RELEASE HAS BEEN PREPARED IN ACCORDANCE WITH THE REQUIREMENTS OF CANADIAN PROVINCIAL SECURITIES LAWS, WHICH DIFFER FROM THE REQUIREMENTS OF U.S. SECURITIES LAWS. UNLESS OTHERWISE INDICATED, ALL MINERAL RESERVE AND RESOURCE ESTIMATES INCLUDED IN THIS NEWS RELEASE HAVE BEEN PREPARED IN ACCORDANCE WITH CANADIAN NATIONAL INSTRUMENT 43-101 – STANDARDS OF DISCLOSURE FOR MINERAL PROJECTS (‘‘NI 43-101’’) AND THE CANADIAN INSTITUTE OF MINING, METALLURGY AND PETROLEUM CLASSIFICATION SYSTEM. NI 43-101 IS A RULE DEVELOPED BY THE CANADIAN SECURITIES ADMINISTRATORS THAT ESTABLISHES STANDARDS FOR ALL PUBLIC DISCLOSURE AN ISSUER MAKES OF SCIENTIFIC AND TECHNICAL INFORMATION CONCERNING MINERAL PROJECTS.

CANADIAN STANDARDS, INCLUDING NI 43-101, DIFFER SIGNIFICANTLY FROM THE REQUIREMENTS OF THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE “SEC”), AND INFORMATION CONCERNING MINERALIZATION, DEPOSITS, MINERAL RESERVE AND RESOURCE INFORMATION CONTAINED OR REFERRED TO HEREIN MAY NOT BE COMPARABLE TO SIMILAR INFORMATION DISCLOSED BY U.S. COMPANIES. IN PARTICULAR, AND WITHOUT LIMITING THE GENERALITY OF THE FOREGOING, THIS PRESS RELEASE USES THE TERMS ‘‘MEASURED RESOURCES’’, ‘‘INDICATED RESOURCES’’ AND ‘‘INFERRED RESOURCES’’. U.S. INVESTORS ARE ADVISED THAT, WHILE SUCH TERMS ARE RECOGNIZED AND REQUIRED BY CANADIAN SECURITIES LAWS, THE SEC DOES NOT RECOGNIZE THEM. UNDER U.S. STANDARDS, MINERALIZATION MAY NOT BE CLASSIFIED AS A ‘‘RESERVE’’ UNLESS THE DETERMINATION HAS BEEN MADE THAT THE MINERALIZATION COULD BE ECONOMICALLY AND LEGALLY PRODUCED OR EXTRACTED AT THE TIME THE RESERVE DETERMINATION IS MADE. U.S. INVESTORS ARE CAUTIONED NOT TO ASSUME THAT ANY PART OF A “MEASURED RESOURCE” OR “INDICATED RESOURCE” WILL EVER BE CONVERTED INTO A “RESERVE”. U.S. INVESTORS SHOULD ALSO UNDERSTAND THAT “INFERRED RESOURCES” HAVE A GREAT AMOUNT OF UNCERTAINTY AS TO THEIR EXISTENCE AND GREAT UNCERTAINTY AS TO THEIR ECONOMIC AND LEGAL FEASIBILITY. IT CANNOT BE ASSUMED THAT ALL OR ANY PART OF “INFERRED RESOURCES” EXIST, ARE ECONOMICALLY OR LEGALLY MINEABLE OR WILL EVER BE UPGRADED TO A HIGHER CATEGORY. UNDER CANADIAN SECURITIES LAWS, ESTIMATED “INFERRED RESOURCES” MAY NOT FORM THE BASIS OF FEASIBILITY OR PRE-FEASIBILITY STUDIES EXCEPT IN RARE CASES. DISCLOSURE OF “CONTAINED OUNCES” IN A MINERAL RESOURCE IS PERMITTED DISCLOSURE UNDER CANADIAN SECURITIES LAWS. HOWEVER, THE SEC NORMALLY ONLY PERMITS ISSUERS TO REPORT MINERALIZATION THAT DOES NOT CONSTITUTE “RESERVES” BY SEC STANDARDS AS IN PLACE TONNAGE AND GRADE, WITHOUT REFERENCE TO UNIT MEASURES. THE REQUIREMENTS OF NI 43-101 FOR IDENTIFICATION OF “RESERVES” ARE ALSO NOT THE SAME AS THOSE OF THE SEC, AND RESERVES REPORTED BY THE COMPANY IN COMPLIANCE WITH NI 43-101 MAY NOT QUALIFY AS “RESERVES” UNDER SEC STANDARDS. ACCORDINGLY, INFORMATION CONCERNING MINERAL DEPOSITS SET FORTH HEREIN MAY NOT BE COMPARABLE WITH INFORMATION MADE PUBLIC BY COMPANIES THAT REPORT IN ACCORDANCE WITH U.S. STANDARDS.

Management’s Responsibility for Financial Reporting

The accompanying Consolidated Financial Statements of Pan American Silver Corp. were prepared by management, which is responsible for the integrity and fairness of the information presented, including the many amounts that must of necessity be based on estimates and judgments. These Consolidated Financial Statements were prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). Financial information appearing throughout our management’s discussion and analysis is consistent with these Consolidated Financial Statements.

In discharging our responsibility for the integrity and fairness of the consolidated financial statements and for the accounting systems from which they are derived, we maintain the necessary system of internal controls designed to ensure that transactions are authorized, assets are safeguarded and proper records are maintained. These controls include quality standards in hiring employees, policies and procedure manuals, a corporate code of conduct and accountability for performance within appropriate and well-defined areas of responsibility.

The Board of Directors oversees management’s responsibilities for financial reporting through an Audit Committee, which is composed entirely of directors who are neither officers nor employees of Pan American Silver Corp. This Committee reviews our consolidated financial statements and recommends them to the Board for approval. Other key responsibilities of the Audit Committee include reviewing our existing internal control procedures and planned revisions to those procedures, and advising the directors on auditing matters and financial reporting issues.

Deloitte & Touche LLP, Independent Registered Chartered Accountants appointed by the shareholders of Pan American Silver Corp. upon the recommendation of the Audit Committee and Board, have performed an independent audit of the Consolidated Financial Statements and their report follows. The auditors have full and unrestricted access to the Audit Committee to discuss their audit and related findings.

"signed"	"signed"
Geoff Burns	A. Robert Doyle
President and Chief Executive Officer	Chief Financial Officer

March 22, 2010